SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K

                                 ------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 21, 2004



                        i-CABLE Communications Limited
            -------------------------------------------------------

                (Translation of registrant's name into English)




                                Cable TV Tower
                               9 Hoi Shing Road
                          Tsuen Wan, N.T., Hong Kong
            -------------------------------------------------------
                   (Address of principal executive offices)







(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



Form 20-F           X               Form 40-F
                -----------                         -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No                  X
                -----------                         -----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

               i-CABLE Communications Limited Annual Report 2003
               -------------------------------------------------
i-CABLE COMMUNICATIONS LIMITED Annual Report 2003


                -------------------------------------------------
                |                                               |
                |           [LOGO OMITTED] I-CABLE              |
                |                                               |
                |                                               |
                |                   ON AIR                      |
                |                     24                        |
                |                    x70                        |
                |                   HOURS                       |
                |                                               |
                |                                               |
                |                                               |
                |                                               |
                -------------------------------------------------


About the Company

i-CABLE Communications Limited is Hong Kong's leading integrated communications company. It owns and operates one of two near universal broadband telecommunications networks in the territory; creates its own multimedia contents; and offers Pay TV and Broadband services at the same time.

The Group's mission is to connect the people of Hong Kong with its growing portfolio of information, entertainment and telecommunications services to enhance their lifestyles.

10th Anniversary | Event Highlights


                                                                                        ------------------------------------
                                                                                        |                                  |
                                                                                        |                                  |
[PICTURES OMITTED]             [GRAPHIC OMITTED]    "More Than Just Television          |                                  |
                                            -- A Way of Hong Kong Life Today."          |                                  |
                                                                                        |          Milestones of           |
                                                                                        |            the Decade            |
                                                                                        |                                  |
                                                                                        |               1993               |
                                                                                        |               June               |
                                                                                        |         Hong Kong Cable          |
                                                                                        |      (formerly Wharf Cable)      |
                                                                                        |            awarded a             |
                                                                                        |         12-year licence          |
                                                                                        |                                  |
                                                                                        |             October              |
                                                                                        |          Station launch          |
                                                                                        |                                  |
                                                                                        |                                  |
                                                                                        |               1995               |
                                                                                        |            September             |
                                                                                        |      Completed fibre trunk;      |
                                                                                        |          HFC conversion          |
                                                                                        |         programme began          |
                                                                                        |                                  |
                                                                                        |               1996               |
                                                                                        |               June               |
                                                                                        |     Exclusive live broadcast     |
                                                                                        |            of EURO 96            |
                                                                                        |                                  |
                                                                                        |                                  |
                                                                                        |               1997               |
                                                                                        |               July               |
                                                                                        |       Obtained 73% growth        |
                                                                                        |     of viewership from 1996      |
                                                                                        |      to become one of Hong       |
                                                                                        |      Kong's top five media       |
                                                                                        |                                  |
                                                                                        |                                  |
                                                                                        |               1998               |
                                                                                        |             October              |
                                                                                        |          Celebrates 5th          |
                                                                                        |           anniversary            |
                                                                                        |        of Pay TV service         |
                                                                                        |                                  |
                                                                                        |                                  |
                                                                                        |               1999               |
                                                                                        |             November             |
                                                                                        |      i-CABLE Communications      |
                                                                                        |       Limited successfully       |
                                                                                        |         listed on Nasdaq         |
                                                                                        |            in the US             |
                                                                                        |          and Hong Kong           |
                                                                                        |          Stock Exchange          |
                                                                                        |                                  |
                                                                                        |                                  |
                                                                                        |               2000               |
                                                                                        |             December             |
                                                                                        |           First annual           |
                                                                                        |       net profit achieved        |
                                                                                        |                                  |
                                                                                        |                                  |
                                                                                        |               2001               |
                                                                                        |             December             |
                                                                                        |        Achieved sevenfold        |
                                                                                        |      increase in annual net      |
                                                                                        |      profit and started to       |
                                                                                        |          pay dividends           |
                                                                                        |                                  |
                                                                                        |                                  |
                                                                                        |               2002               |
                                                                                        |               June               |
                                                                                        |          Exclusive live          |
                                                                                        |           broadcast of           |
                                                                                        |       2002 FIFA World Cup        |
                                                                                        |                                  |
                                                                                        |                                  |
                                                                                        |               2003               |
                                                                                        |             October              |
                                                                                        |         Celebrates 10th          |
                                                                                        |          anniversary of          |
                                                                                        |          Pay TV service          |
                                                                                        |                                  |
                                                                                        |                                  |
                                                                                        |                                  |
                                                                                        |                                  |
                                                                                         -----------------------------------


[GRAPH OMITTED]

Contents


2     2003 At a Glance
4     Results Highlights
6     Chairman's Statement
10    Operations Report
10    Operating Environment and Competition
12    Pay TV Service
14    Internet and Multimedia Services
16    Airtime Sales
17    Programming
20    Corporate and Community Affairs
23    Outlook


-----------------------------
|                           |
|  [LOGO OMITTED] I-CABLE   |
|                           |
|                           |
|          ON AIR           |
|            24             |
|           x70             |
|          HOURS            |  On Air 70 x 24 Hours
|                           |  Of the 76 channels carried by i-CABLE,
|                           |  70 channels are on-air 24 hours, providing
|                           |  non-stop news, sports, movies, information
|                           |  and entertainment to viewers.
-----------------------------


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

2003 At a Glance


                ---------------------------------------------------
                |                                                 |
          220   |  HK$220 Million                                 |
                |  Record net profit to mark 10th Anniversary     |
                |  notwithstanding weak economy and keen          |
                |  competition.                                   |
                |                                                 |
                ---------------------------------------------------

--------------------------------------------------------------------------------
|                                                                              |
| [GRAPHIC OMITTED]  Grew by 8%         656,000             [GRAPHIC OMITTED]  |
|                                                                              |
|                                                                              |
--------------------------------------------------------------------------------

                                         ---------------------------------------
                                         |                                     |
 [PICTURE OMITTED]                       |                                 948 |
                                         |                                     |
                                         |  Tsing Ma Bridge                    |
                                         |  2,086 km network spans a length    |
                                         |  948 times that of Tsing Ma Bridge. |
                                         |                                     |
                                         ---------------------------------------


                           ------------------------------  -----------------------------------
                           |                            |  |                                 |
[GRAPHIC OMITTED]          | 9 Languages                |  | 4 cents per share               |
                           |                            |  |                                 |
                           | CABLE TV offers            |  | i-CABLE recommends a final      |
                           | programmes in 9 languages, |  | dividend of 4 cents per share.  |
                           | including Cantonese,       |  | The total dividend for 2003     |
                           | Mandarin, English, Hindi,  |  | amount to 5.5 cents, a dividend |
                           | Japanese, Korean, French,  |  | payout ratio of 50%.            |
                           | German and Spanish.        |  |                                 |
                           |                            |  |                                 |
                           |                            |  |                                 |
                           |                            |  |                                 |
                           ------------------------------  -----------------------------------

2003 Annual Report   i-CABLE COMMUNICATIONS LIMITED

------------------------------------------------
|                                              |    -------------------------------------------------
|  4,250                                       |    |                                               |
|                                              |    |  258,000                                      |
|  CABLE TV's film library stock 4,250 titles, |    |                                               |
|  spanning from blockbusters to movies from   |    |  Broadband subscribers grew 14%, enabling     |
|  internatinal directors for the film buffs.  |    |  i-CABLE to defend its market share in spite  |
|                                              |    |  of keen competition.                         |
------------------------------------------------    |                                               |
                                                     ------------------------------------------------
                                                 ---------------------------------------------
New channels       17                            |                                           |
added to the                                     |  More than 30 soccer matches are          |
CABLE TV                                         |  shown on CABLE TV each week during       |
platform in 2003.                                |  the soccer season, making it the soccer  |
                                                 |  station with the best league and cup     |
                                                 |  action in town.                          |
                   [PICTURE OMITTED]             |                                           |
                                                 |                   30                      |
                                                 |                                           |
                                                 ---------------------------------------------

                 ----------------------------------------------------------------------
                 |                                                                    |
                 | 50  Hours of fresh programmes are added to i-CABLE's portals       |
                 |     each day.  The video rich portals provide news, entertainment, |
                 |     sports and information for all members of the family.          |
                 |                                                                    |
                 ----------------------------------------------------------------------


[PICTURE OMITTED]          New locally produced
                           channels were launched                    Three
                           in 2003, including a
                           dedicated soccer channel,
                           a 24-hour entertainment news channel
                           and a satellite channel for the region.



                           i-CABLE COMMUNICATIONS LIMITED   2003 Annual Report

Results Highlights

o  Profit before taxation doubled to HK$234 million (2002 : HK$117 million)

o Net profit rose to HK$220 million (2002 : HK$117 million) after one-off tax charge

o  Final dividend increased to 4.0 cents per share (2002 : 1.5 cents)

o  Capital expenditure declined by 22% to HK$437 million (2002 : HK$559 million)

o  Debt free as at the end of 2003

o  Dividend payout ratio increased to 50% (2002 : 32% on recurrent earnings)


Pay TV - Record Year to Mark 10th Anniversary

o Growth picked up in the second half of the year with new competition entering. Subscribers grew by 8% to 656,000 (2002 : 606,000).

o Turnover increased by 1% to HK$1,734 million (2002 : HK$1,711 million, with 2002 FIFA World Cup)

o  Operating expenses fell by 8% to HK$1,001 million (2002 : HK$1,082 million)

o EBITDA rose by HK$105 million or 17% to HK$733 million (2002 : HK$629 million)

o  Operating profit rose by HK$112 million or 34% to HK$444 million (2002 :
   HK$332 million)


                              [GRAPHIC OMITTED]

              Chart of Pay TV Subscribers Growth From 1995-2003


2003 Annual Report   i-CABLE COMMUNICATIONS LIMITED

                              [GRAPHIC OMITTED]

                     Group EBITDA and Capital Expenditure
                               Historical Trend



Internet & Multimedia - Recovery Underway

o  Broadband subscribers grew by 14% to 258,000 (2002 : 226,000)
o Turnover started to recover in the second half but still declined by 9% to HK$409 million for the full year (2002 : HK$450 million) as a result of ARPU erosion
o  Operating expenses rose by 4% to HK$250 million (2002 : HK$240 million)
o EBITDA decreased to HK$159 million (2002 : HK$210 million) with an operating loss of HK$85 million (2002 : operating profit of HK$9 million)


                              [GRAPHIC OMITTED]

            Broadband Subscribers From June 2001 to December 2003


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

                              [PICTURES OMITTED]

                               Channels Offered

          "Irrespective of challenges, the Company not only reported respectable growth, but also emerged from 2003 in a
                  stronger operating and financial position."

       Stephen T.H. Ng Chairman, President and Chief Executive Officer


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

                              [PICTURE OMITTED]

                     Chairman, President & CEO of i-CABLE


2003 Annual Report   i-CABLE COMMUNICATIONS LIMITED

Chairman's Statement

The year 2003 posed unprecedented challenges to Hong Kong and to the Group. I am most grateful to all of our customers, partners, colleagues, shareholders and directors. Their generous support helped the Group to prevail over adverse conditions to celebrate its landmark 10th anniversary.

Despite a hostile operating environment brought about by a weak economy, the SARS outbreak and keener competition, the Group successfully met most of the challenges. It not only reported respectable growth. It also emerged from 2003 in a stronger operating and financial position.

With business recovering in the second half of the year, the Group's net profit before tax in 2003 doubled to HK$234 million (2002: HK$117 million). Net profit after tax increased by 88% to HK$220 million (2002: HK$117 million) due to a non-recurring taxation charge in 2003.

This was achieved despite a marginal decrease in turnover to HK$2,143 million (2002: HK$2,161 million). The rise in turnover from Pay TV, after the highly successful FIFA World Cup a year ago, was testimony to the strength of the business. On the other hand, the fall in Broadband turnover despite underlying volume growth was testimony to a competitive marketplace and contracting margin.

Based on the Group's steady earnings growth and stronger operating and financial position, the Board has recommended a final dividend of 4 cents per share (2002: 1.5 cents) to increase the total dividend for 2003 to 5.5 cents per share (2002: 3.0 cents). This would represent an increase of the Group's dividend payout ratio to about 50% of recurring earnings, compared to the about 30% adopted previously.


2003 Annual Report   i-CABLE COMMUNICATIONS LIMITED

Subscription for the Group's Pay TV and Broadband access services both reported healthy gains during the year. Pay TV subscribers grew by 8% to 656,000 at the end of the year. Broadband subscribers grew by a slower 14%, to 258,000, compared to previous years, in a market approaching maturity.

The year also saw enhancement of the Group's programming service with the launch of a 24-hour Entertainment News Channel, acquisition of important sports carriage rights and the addition of additional satellite channels to its platform. These initiatives have placed the Group in a favourable position in the wake of new competition on the Pay TV front.

In the residential Broadband market, despite a lasting erosion of margin due to a maturing market and keen competition, effective marketing initiatives enabled the Group to more or less defend its market share. Continuing measures to enhance our multimedia content service with the introduction of fee-charging portals have begun to bear fruit with healthy growth of subscription during the year but the revenue base is still small at this stage.

As Hong Kong's economy continues to recover, the Group has rebuilt growth momentum for its core businesses, which had been affected by the adverse conditions and keen competition in the past few years.



Stephen T.H. Ng
Chairman, President and Chief Executive Officer

Hong Kong, March 11, 2004




                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Operations Report



                              [GRAPHICS OMITTED]





                                     88%

                                   --------------------------------------------
                                   |                                          |
                                   |  Net Profit                              |
                                   |                                          |
                                   |  The Group marked its 10th anniversary   |
                                   |  with an 88% increase in net profit, to  |
                                   |  HK$220 million.                         |
                                   |                                          |
                                   --------------------------------------------

                              [GRAPHICS OMITTED]




Operating Environment and Competition

In 2003, competition for Broadband service remained keen throughout the year and, towards the end of the year, new Pay TV operators began to attack the market.

Apart from Yes TV and TV Plus, PCCW launched an a-la-carte Pay TV service and Hong Kong Broadband Network launched a limited Pay TV service in the third quarter of the year. After much delay, Galaxy, in which the dominant free TV operator TVB holds 49%, launched its Pay TV service under the brand name exTV in February 2004.

While these developments have not yet made any significant impact on our Pay TV business, they nonetheless are expected to create confusion in the market in the near term and put pressure on operating costs. The Group will continue to enhance its programming and to sharpen its marketing skills to maintain its leadership position.

Competition for Broadband access service which has been eroding the yield from this sector of business has shown some signs of easing towards the end of the year under review. As a result, the sliding trend of ARPU started to gradually recover while at the same time, the Group was able to more or less retain its market share with a healthy growth of subscription.

The improvement in the prevailing economic conditions towards the end of the year has given fresh momentum for the Group's core businesses to pick up again, riding on the initiatives taken by the Group to enhance its television and Broadband services in the past two years.


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Operations Report


                  [GRAPHIC OMITTED]     656,000

                                   --------------------------------------------
                                   |                                          |
                                   |  Subscription grew by 8%                 |
                                   |                                          |
                                   |  Turnover increased by 1% to HK$1,734    |
                                   |  million, EBITDA by 17% to HK$733 million|
                                   |  and operating profit by 34% to HK$444   |
                                   |  million.                                |
                                   |                                          |
                                   --------------------------------------------


Pay TV Service

The Group reported an 8% growth of Pay TV subscription to 656,000 for 2003, a rate comparable to that of 2002, which was aided with the attraction of FIFA World Cup. The growth was particularly notable as it was achieved in a weak economy that troubled Hong Kong businesses for the most part of the year.

Turnover increased by HK$23 million to HK$1,734 million and operating profit rose by HK$112 million to HK$444 million, mainly due to significant year-on-year savings on programming costs and strong airtime sales performance in the second half of 2003 as the economy began to recover. EBITDA increased by HK$105 million or 17% to HK$733 million.


                              [GRAPHICS OMITTED]



2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Notwithstanding the weak economy, particularly with the SARS outbreak at the beginning of the year, aggressive marketing efforts including a series of consumer promotions as Hong Kong began to rebound, enabled subscriber acquisition to regain strength in the last two quarters of the year.

The successful deepening of penetration is particularly important as this would serve to further entrench the Group's leading position in the Pay TV market at a time when new competition is beginning to build up.

Apart from acquisition of new subscribers, the Group continued to expand its programming platform with the introduction of more premium channels and packages. By March 2004, the Group has launched five premium packages catering to ethnic minority groups, documentary fans as well as special interest groups. Furthermore, the Group has successfully introduced two premium sports channels, covering cricket and ice hockey respectively, which have been welcomed by sports fans. These initiatives have been instrumental in enticing new subscribers as well as deriving additional revenues from existing subscribers.

[GRAPHICS OMITTED]

At the same time, the Group continued to enhance its basic package with both locally produced and acquired channels. Seven new channels, including three of our own production, viz Super Soccer, Entertainment News and Horizon, were introduced in 2003. The new channels cover a wide variety of choices in terms of language and programme genres to boost the attractiveness of our service and expanded the number of programme channels on the Group's platform to 76 by March 2004.

[GRAPHICS OMITTED]

The Group has also been active during the period to acquire important programmes to boost the attractiveness of its service. Important events acquired in 2003 included exclusive rights to the star-studded Spanish La Liga soccer tournament, UEFA EURO 2004 and FIFA World Cup 2006. Not only would these acquisitions consolidate our leading sports station status, they also significantly drain the pool of valuable contents obtainable by our competitors.

Digitisation of the Group's broadcasting service progressed at full speed during the period. The digital conversion programme is over two-thirds completed and the Group targets to complete the programme before the third quarter of 2004.

The entry of new competition since the third quarter of 2003 has so far not affected the take up rate of our Pay TV service noticeably. However, the Group is not resting on its laurels and shall continue to enhance our programmes, sharpen our marketing technique and improve our service quality to build on our leading position in the market.


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Operations Report

                              [GRAPHICS OMITTED]



                258,000

                   ------------------------------------  [GRAPHIC OMITTED]
                   |                                  |
                   | Subscription grew by 14%         |
                   |                                  |
                   | Turnover started to recover but  |
                   | still declined by 9% to HK$409   |
                   | million. EBITDA decreased to     |
                   | HK$159 million, resulting in     |
                   | operating loss of HK$85 million. |
                   |                                  |
                   ------------------------------------



Internet & Multimedia Services

Since 2000, the residential Broadband market in Hong Kong has gone through a period of rapid growth, taking penetration to over 50% by the end of 2003. As is typical for this phase in a market's development, the entire market went aggressively after market share and we were no exception.

Our early mover network and service infrastructural advantages have enabled us to gain a 25% market share and become the second largest Broadband service operator in Hong Kong.

But as Broadband access became a commodity product with more new operators entering the market, we took a deliberate decision in 2002 to


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

                              [GRAPHICS OMITTED]

adopt an aggressive pricing strategy in order to protect our market share. We held our market share but like everybody else, our ARPU declined rapidly.

In 2003, our Broadband subscribers grew by 14% to reach 258,000 but ARPU fell to HK$129 (2002: HK$180) as a result of the aggressive pricing strategy adopted in 2002. Irrespective of subscription growth, turnover for this sector shed HK$41 million to HK$409 million. EBITDA decreased to HK$159 million from HK$210 million and the sector reported an operating loss of HK$85 million against an operating profit of HK$9 million for 2002. Both ARPU and turnover started to recover gradually around the middle of 2003 and that trend is expected to continue in 2004.

The Group continued to spend efforts to derive additional revenue from its multimedia service, leveraging on its unique content production capability. Riding on the legalisation of soccer betting in Hong Kong, a unique isoccer18.com website was launched in the summer of 2003, providing exclusive and updated information for punters in Hong Kong. Leveraging on the news production capacity of the Group, a unique news express online service was launched in January 2004, expanding the Group's online video news service also to web surfers using Broadband service provided by other service operators. Recognition and revenue have both enjoyed healthy growth during the period under review.

The Group's position as a leading multimedia content provider was again validated by the conclusion of a carriage agreement with Hong Kong's first third-generation mobile service provider. Our unique constantly updated video news service is now available anytime and anywhere via a handset.

With the Broadband service market beginning to consolidate and the recovery of the economy, the Group will focus on expanding its penetration, enhancing its service quality, introducing more value-added services and keeping operating expenses under stringent control, in order to seek an early return to profitability.

                              [GRAPHIC OMITTED]


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Operations Report


                              [GRAPHICS OMITTED]


Airtime Sales

With market recovery in the second half of 2003 and positive feedback on new sales initiatives, commercial airtime sales revenue almost achieved the same record high level as in 2002 (with the FIFA World Cup attraction), irrespective of a weak market at the beginning of the year.


                              [GRAPHIC OMITTED]


Riding on the on-target programming platform of CABLE TV, revenue picked up significantly in the second half of the year due to improvement in both yield and loading. Upon the launch of Super Soccer Channel and Entertainment News Channel, new initiatives including an On-target multi-channel high frequency approach have been developed and these have been proven to be cost efficient and therefore widely accepted by the local advertising market.





2003 Annual Report   i-CABLE COMMUNICATIONS LIMITED

                              [GRAPHICS OMITTED]


Programming

While the Group's leading position in news and sports programmes were once again affirmed with dedicated coverage of breaking events and the acquisition of important sporting events in 2003, much efforts have also been made to establish the local relevance of its entertainment platform. In doing so, we are not only the carrier of best quality foreign brands, but we also become an integral part of the community's entertainment landscape.

Cable News' comprehensive coverage of the military conflict in Iraq and the SARS outbreak in Hong Kong made it the source of information for many during the tumultuous period with its live and in-depth reportage at every step of the crises. Viewership reached new height during that period.

Cable Sports' reputation as the broadcaster for soccer was enhanced by the September launch of the first-ever soccer channel in Hong Kong -- the Super Soccer Channel. With enlarged capacity, Cable Sports substantially increased live broadcasts of soccer and other sporting events in 2003.

At the forefront of international sports, Cable Sports played host broadcaster to the year's Hong Kong Sevens, the International Volleyball Challenge and the World Women's Squash Open.

On the entertainment platform, the Entertainment News Channel was launched in July 2003 to provide around-the-clock news stories on the local and international entertainment scene. In five months, the channel has begun to establish a modest foothold in the local entertainment industry, breaking through an area still dominated by commercial television.


                              [PICTURE OMITTED]


                              i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Operations Report


                              [GRAPHIC OMITTED]
                      -----------------------------------------------
                      |                                             |
                      |       CABLE TV's wide array of programmes   |
                      |  36%  constantly command 36% of             |
                      |       viewership among cable homes.         |
                      |                                             |
                      -----------------------------------------------




                              [GRAPHICS OMITTED]




2003 Annual Report   i-CABLE COMMUNICATIONS LIMITED

The Movie channels and the Entertainment News Channel have become the leading movie promoter and have established close ties with virtually all major local movie producers. Joint promotion projects included the top five box office titles of the year, bringing immediacy and star actions to the entertainment platform.

The Horizon Channel was granted landing permission in China in April 2003. Unfortunately, the SARS outbreak obstructed the landing activities until July when all travel warnings were finally lifted, allowing marketing activities to take place. The channel was launched in October with a block of entertainment news during evening primetime. Since its launch, the channel has already received very good response from various Mainland television stations with live and updated reportage of various events.

The Group will further develop relationship with Mainland television stations by promoting our strength on providing the fastest and most thorough entertainment news programming. Direct telecasting of important entertainment news also helps the i-CABLE brand building in China. Entertainment news programming will be the main selling point for distribution and advertising sales of the Horizon Channel.

Meanwhile, the Group has completed the production of 40 episodes (three titles) of drama serials in 2003 and distribution has just started with positive response. The serials will be broadcast on television stations in Mainland China, Taiwan, Malaysia, Singapore, Hong Kong and other Chinese speaking territories. Aside from licensing income, drama productions also contribute to building up the international brand name of i-CABLE in Chinese speaking territories.

At the same time, the Group has completed the production of a 10-episode documentary --Chinese Scientists. Riding on the opportunities of interviewing and making touching stories of the 10 most important world-renowned Chinese scientists, the Group has established its reputation of quality production. The series received positive reports in Mainland media and newspapers including special programmes on CCTV and China National Radio. The production of quality documentary will further promote co-operations with various important organisations in China and establish the position of i-CABLE as a quality producer and broadcaster.


                              [GRAPHIC OMITTED]


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Operations Report


                      -----------------------------------------------
                      |                                             |
                      |                                 Three       |
                      |                                             |
                      |  New locally produced channels were         |
                      |  launched in 2003, including a dedicated    |
                      |  soccer channel, a 24-hour entertainment    |
                      |  news channel and a satellite channel for   |
                      |  the region.                                |
                      |                                             |
                      -----------------------------------------------




                              [GRAPHICS OMITTED]

                       Jackie Chan, other entertainers
                           and Stephen Ng at event

Corporate and Community Affairs

The real driving force underlying the Group's achievements is the excellence and steadfast dedication of employees at all levels of the organisation. Through a focused set of initiatives in the areas of reward and recognition, staffing and selection, human resources development and employee communication, we are striving to build a stronger and more engaged workforce and nurture an atmosphere in which creative thinking thrives and colleagues are able to develop their fullest potential.

At i-CABLE, we see achievement as a never-ending process, one that simply has no room for complacency or mediocrity. Our pay-for-performance culture has been in place to motivate and reward performance to uplift long-term competitiveness and create new levels of achievement.

The Group is committed to being a social asset in the community in which we operate. During the SARS outbreak, CABLE News, through collaboration with the health authorities and universities, produced a series of information and education short programmes about the disease and personal hygiene. The short programmes were broadcast throughout the day, across our channels, to enhance viewers' awareness about the disease.

Children Channel also produced a daily half-hour programme, aimed at students who did not have to attend school during the outbreak, to enhance their knowledge about the disease and to improve their personal hygiene.

i-CABLE was also heavily involved in the campaigns to revive people's spirits and the economy, such as Heart to Heart and We Love Hong Kong. We were involved in the planning and execution of the campaigns by participating in the various committees. We also donated airtime to carry the messages and announcements and carried live the variety programmes staged during the time to boost Hong Kong citizens' morale.

Apart from taking part in fund-raising activities of the Community Chest and other community as well as environmental protection bodies, a Corporate Volunteer Team was formed to offer employees opportunities to contribute their personal time, expertise and effort to make a positive impact on our society.

In 2003, we partnered with the Social Welfare Department and The Hong Kong Federation of Youth Group to organise visits to mentally retarded children,


                              [GRAPHICS OMITTED]



                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Operations Report



caringcompany2003/04
Awarded by the Hong Kong Council of Social Service


and to donate toys to needy families. We are proud to receive from The Hong Kong
Council of Social Service the Caring
Company Logo Award for our involvement
in serving the needs of the community.

The Group has also been active in                   [PICTURE OMITTED]
participating in affairs of
international and local professional
bodies. We worked with the Cable and
Satellite Broadcasting Association of
Asia Ltd (CASBAA) to bring its annual
convention back to Hong Kong.

This year, we celebrated our 10th
anniversary and over 350 colleagues
received the Long Service Award for 10
years of meritorious service since the
Group's establishment, in our 10th
Anniversary Celebration Party attended
by over 2,000 colleagues.

Going forward, we are confident that the Group is moving in the right direction to execute our ambitious strategies and we will all continue to work as a team to deliver even more encouraging results.


                                [GRAPHICS OMITTED]


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

               10  ------------------------------------------
                   |                                        |
                   |   i-CABLE marked its 10th anniversary  |
                   |   year with a respectable growth of    |
                   |   profit and emerged from 2003 in a    |
                   |   stronger operating and financial     |
                   |   position.                            |
                   |                                        |
                   ------------------------------------------


               Outlook

[PICTURE       The Group's achievement was attributable to the solid
OMITTED]       infrastructural, business and customer foundations that we have built in 10 years of serving Hong Kong. The Group was never shy to build for the future, even when the going was tough, and invested wisely to upgrade transmission and production capabilities as well as on programming.

               The digital initiatives that were initiated two years ago brought piracy under better control, expanded our channel capacity, and enabled us to enhance the attractiveness of our Pay TV service which, in terms of quality and quantity, is leading the industry.

               The deployment of new transmission technology for our Broadband service has enhanced our transmission quality and made available more capacity to expand our penetration. We have also invested in new technology to adapt television content for online application and then third generation mobile service to place i-CABLE among the first content providers to do so.

               We are beginning to establish a beachhead to expand our service to outside Hong Kong. Our satellite channel, Horizon Channel, is gaining distribution, viewership and recognition in the Mainland. We have begun to produce and distribute drama programmes with modest initial success in China.

               As Hong Kong's economy continues to recover, the Group's core businesses have already demonstrated strong signs of resilience and we are confident that we can continue to grow with the rest of Hong Kong.



                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

-----------------------------------------------------------
|                                                         |
|  Financial Statements                                   |
|                                                         |
|                                                         |
|  Management Discussion and Analysis               25    |
|  Report of the Directors                          27    |
|  Report of the Auditors                           30    |
|  Consolidated Profit and Loss Account             31    |
|  Consolidated Balance Sheet                       32    |
|  Company Balance Sheet                            33    |
|  Statements of Changes in Equity                  34    |
|  Consolidated Cash Flow Statement                 36    |
|  Notes to the Accounts                            37    |
|  Five-year Financial Summary                      65    |
|  Disclosure of Further Corporate Information      66    |
|  Disclosure of Connected Transactions             76    |
|  Corporate Information                            79    |
|                                                         |
|                                                         |
|                                                         |
|                                                         |
|                                                         |
|                                                         |
|                                                         |
|                                                         |
-----------------------------------------------------------

Management Discussion and Analysis


A.   Review of 2003 Operating Results

     The Group continued to grow its Pay TV and broadband subscriber base and improve its profitability in 2003, as growth momentum picked up in the second half of the year with the economic recovery after a challenging first half.

     Consolidated turnover decreased slightly by HK$18 million to HK$2,143 million reflecting a HK$23 million increase in Pay TV turnover and a HK$41 million decline in Internet & Multimedia turnover.

     Operating costs before depreciation decreased by 5% to HK$1,354 million due to significant programming cost savings this year as a result of stringent cost control and the non-recurring World Cup related costs incurred in 2002. Network and other operating costs increased marginally by 3% to HK$361 million due to increases in network operating and maintenance costs. Selling, general and administrative expenses remained relatively stable at HK$343 million.

     Depreciation rose by 7% to HK$539 million due to further capital investments in digital set-top boxes, cable modems and related network equipment to cater for subscriber growth and services enhancement. Profit from operations rose by HK$24 million or 11% to HK$251 million.

     The HK$47 million decline in finance costs and the HK$18 million reduction in interest income were mainly due to the early partial redemption of the fixed rate convertible bonds in October 2002. There was no impairment loss on investments during the year. Non-operating expenses of HK$10 million mainly represented loss on disposal of fixed assets.

     Profit before taxation increased by 99% to HK$234 million. A HK$13 million non-recurring charge was made for additional profits tax payable on the Group's leveraged leasing transactions, following the increase in profits tax rate from 16% to 17.5% during the year.

     Net profit attributable to shareholders for 2003 thus rose HK$103 million year-on-year to HK$220 million.

     Basic earnings per share were 10.9 cents as compared to 5.8 cents in 2002.

B.   Segmental Information

     Pay Television

     Subscribers grew by 50,000 to reach 656,000. The increase was the largest annual increase in the past 3 years. Benefiting from the economic rebound, subscriber growth momentum picked up in the second half of 2003 as net additions exceeded 30,000 notwithstanding the services launched by new competitors. ARPU declined by 6% year-on-year to HK$220 partly due to the absence of 2002 World Cup related revenue. Turnover increased by 1% to HK$1,734 million. Operating costs before depreciation declined by 8% to HK$1,001 million also due to the absence of World Cup while depreciation dropped by 3% as certain fixed assets became fully depreciated. As a result, EBITDA grew by 17% to HK$733 million and operating profit increased by 34% to HK$444 million.

     Internet & Multimedia

     Subscribers grew by 32,000 to surpass 258,000. Subscriber growth moderated as residential broadband market penetration has now surpassed 50%. ARPU declined 28% to HK$129 and turnover declined by HK$41 million to HK$409 million. However, both ARPU and revenue have started to recover in the second half of 2003. As a result of the drop in revenue, EBITDA declined by 24% to HK$159 million and an operating loss of HK$85 million was incurred on a full cost allocation basis. On an incremental basis, this business segment has continued to be profitable in 2003.




                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

C.   Liquidity and Financial Resources

     The Group applied its surplus funds and cash generated from operations to fully redeem the fixed rate convertible bonds and repay its bank borrowings during the year. As of December 31, 2003, the Group was debt-free with surplus cash of HK$29 million.

     The Group's cash and cash equivalents were denominated in Hong Kong dollars, and its other assets, liabilities, revenue and expenses were mainly denominated in Hong Kong dollars or U.S. dollars. The book value of consolidated net assets of the Group as at December 31, 2003 was HK$1,685 million, or HK$0.83 per share.

     Capital expenditure for the year amounted to HK$437 million as compared to HK$559 million in the previous year. Major items included investments on digital set-top boxes and cable modems and related equipment, and further network upgrade and expansion expenditure. These items are expected to continue to be the major areas of the Group's capital expenditure in 2004.

     The Group is comfortable with its present liquidity and financial positions. Cash to be generated from our operations and other external sources of funds are expected to be adequate to fund known upcoming capital expenditure and working capital requirements.

D.   Contingent liabilities

     At December 31, 2003, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$185 million, of which only HK$55 million was utilised by the subsidiaries.

     The Group is in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations with estimated maximum net exposure to the Group of HK$42 million at December 31, 2003. Good progress has been made in the discussion with the IRD and management is confident that there are ample grounds to support the deductibility of the interest expenses in dispute.

E.   Human Resources

     The Group had a total of 2,847 employees at the end of 2003. Total salaries and related costs incurred in the year under review amounted to HK$728 million.

     Through a focused set of initiatives in the areas of human resources development, the work environment, strategic change and rewards programs, we are striving to build a strong, committed and engaged workforce.

     Our pay-for-performance culture has been in place to incentivize and reward employee performance that will lead to a long-term enhancement of the overall calibre of the Group.



2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Report of the Directors


The Directors have pleasure in submitting their Report and the Audited Statement of Accounts for the financial year ended December 31, 2003.

PRINCIPAL ACTIVITIES AND TRADING OPERATIONS

The principal activity of the Company is investment holding and those of its subsidiaries are set out in Note 32 to the Accounts on pages 59 and 60.

During the financial year, more than 90% of the trading operations of the Company and its subsidiaries in terms of both turnover and operating profit (before borrowing costs) were carried on in Hong Kong. An analysis of the principal activities of the trading operations of the Company and its subsidiaries during the financial year is set out in Note 2 to the Accounts on page 44.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group for the financial year ended December 31, 2003 are set out in the Consolidated Profit and Loss Account on page 31.

Appropriations of profits and movements in reserves during the financial year are set out in the Statements of Changes in Equity on pages 34 and 35.

DIVIDENDS

An interim dividend of 1.5 cents per share was paid on October 13, 2003. The Directors now recommend the payment on May 19, 2004 of a final dividend of 4.0 cents per share in respect of the financial year ended December 31, 2003, payable to Shareholders on record as at May 12, 2004. This recommendation has been disclosed in the Accounts.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment during the financial year are set out in Note 13 to the Accounts on page 52.

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

The Group did not have any loans/borrowings at December 31, 2003. Details of certain convertible bonds previously issued and fully redeemed by the Company are set out in Note 23 to the Accounts on page 55.

DONATIONS

The Group made donations during the financial year totalling HK$69,000.

DIRECTORS

The Directors of the Company during the financial year were Mr. Stephen T. H. Ng, Dr. David K. D. Hsu (retired on May 29, 2003), Mr. F. K. Hu, Mr. Quinn Y.
K. Law (appointed on April 1, 2003), Mr. Victor C. W. Lo, Dr. Dennis T. L. Sun, Mr. Paul Y. C. Tsui (resigned on April 1, 2003), Mr. Samuel S. F. Wong (appointed on April 1, 2003) and Sir Gordon Y. S. Wu.




                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Dr. Dennis Sun and Sir Gordon Wu are due to retire from the Board by rotation in accordance with Article 82 of the Company's Articles of Association at the forthcoming Annual General Meeting. Being eligible, they offer themselves for re-election. None of the retiring Directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Under the provisions of the Company's Articles of Association, the Chairman of the Company is not subject to retirement from the Board by rotation. As regards the other six Directors (five of them not holding any executive title of the Company), two of them will retire as Directors at the forthcoming Annual General Meeting to be held on May 12, 2004 as mentioned above, and the remaining four Directors will have their respective terms of office coming to an end by reason of retirement by rotation at the Annual General Meeting of the Company in 2004 or 2005 in accordance with Article 82 of the Company's Articles of Association.

INTERESTS IN CONTRACTS

No contract of significance in relation to the Company's business to which the Company, its subsidiaries or its ultimate holding company or any subsidiary of that ultimate holding company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

MANAGEMENT CONTRACTS

On November 1, 1999, the Company entered into a management service agreement with Wharf Limited, a wholly-owned subsidiary of The Wharf (Holdings) Limited ("Wharf"), whereby Wharf Limited agreed to continue to provide or procure the provision of services including corporate secretarial services, treasury services, the provision of services in relation to corporate finance for obtaining borrowings and the provision of management personnel and other general corporate services to the Group following the Company having become a publicly-listed company in November 1999.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the financial year was the Company, its subsidiaries or its ultimate holding company or any subsidiary of that ultimate holding company a party to any arrangement to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, with the exception that there existed certain outstanding options to subscribe for ordinary shares of the Company and Wharf granted under the Company's Share Option Scheme (the "Company's Scheme") and Wharf's Executive Share Incentive Scheme ("Wharf's Scheme") respectively to certain executives/employees of companies respectively in the Group or the Wharf group, one or more of whom was/were Director(s) of the Company during the financial year.

Under the rules of the two schemes (subject to any such restrictions or alterations as may be prescribed or provided under the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") from time to time in force), shares of the Company and Wharf would be issued at such prices, not being less than 80% and 90% respectively of the Company's and Wharf's average closing prices on the Hong Kong Stock Exchange for the five trading days immediately preceding the date of offer of the options, and the relevant options would be exercisable during such periods, not being beyond the expiration of 10 years from the date of grant, as determined by the boards of directors of the Company and Wharf respectively. During the financial year, no shares of the Company and Wharf were issued to any Director of the Company under the Company's Scheme or Wharf's Scheme.



2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

AUDITORS

The Accounts now presented have been audited by KPMG, Certified Public Accountants, who retire and being eligible, offer themselves for re-appointment.






By Order of the Board
Wilson W. S. Chan
Secretary
Hong Kong, March 11, 2004




                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Report of the Auditors


[KPMG LOGO]

To the shareholders of i-CABLE Communications Limited
(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 31 to 64 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the company and of the group as at December 31, 2003 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.





KPMG
Certified Public Accountants
Hong Kong, March 11, 2004




2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Consolidated Profit and Loss Account
For the year ended December 31, 2003

                                                                                         2003                    2002
                                                               Note                   HK$'000                 HK$'000

 Turnover                                                       2,3                 2,142,813               2,160,788

 Programming costs                                                                   (649,523)               (732,205)
 Network and other operating expenses                                                (360,983)               (351,148)
 Selling, general and administrative expenses                                        (343,098)               (346,742)
                                                                           --------------------    --------------------

 Profit from operations before depreciation                                           789,209                 730,693

 Depreciation                                                                        (538,599)               (504,258)
                                                                           --------------------    --------------------

 Profit from operations                                          3                    250,610                 226,435

 Interest income                                                 4                      8,485                  26,355
 Finance costs                                                   4                    (15,610)                (62,463)
 Non-operating expenses                                          5                     (9,885)                   (198)
 Impairment loss on investments                                                             -                 (72,870)
                                                                           --------------------    --------------------

 Profit before taxation                                          4                    233,600                 117,259

 Income tax                                                     6(a)                  (13,142)                      -
                                                                           --------------------    --------------------

 Profit attributable to shareholders                             9                    220,458                 117,259
                                                                           ====================    ====================

 Dividends attributable to the year                             10
 Interim dividend declared during the year                                             30,289                  30,289
 Final dividend proposed after the balance sheet date                                  80,769                  30,289
                                                                           --------------------    --------------------

                                                                                      111,058                  60,578
                                                                           ====================    ====================

 Earnings per share

 Basic                                                          11                  10.9 cents               5.8 cents
                                                                           ====================    ====================

 Diluted                                                        11                  10.9 cents               5.8 cents
                                                                           ====================    ====================


The notes on pages 37 to 64 form part of these accounts.




                                                                      i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Consolidated Balance Sheet
At December 31, 2003

                                                                                        2003                    2002
                                                               Note                  HK$'000                 HK$'000
                                                                                                           (restated)
 Non-current assets
 Property, plant and equipment                                  13                 2,169,729               2,302,189
 Programming library                                            14                   142,171                 148,851
 Deferred tax asset                                            31(b)                 112,600                 107,198
 Non-current investments                                        15                     9,725                  20,957
                                                                           --------------------    --------------------

                                                                                   2,434,225               2,579,195
                                                                           --------------------    --------------------

 Current assets
 Inventories                                                    20                    17,511                  24,477
 Accounts receivable from trade debtors                         21                   112,054                  89,480
 Deposits, prepayments and other receivables                                          84,693                  32,312
 Amounts due from fellow subsidiaries                           22                     3,453                   8,197
 Deposits with financial institutions                           17                         -                 468,000
 Investments in debt securities                                 18                         -                  15,746
 Cash at bank and in hand                                                             28,915                   6,696
                                                                           --------------------    --------------------

                                                                                     246,626                 644,908
                                                                           --------------------    --------------------

 Current liabilities
 Amounts due to trade creditors                                 24                    48,520                  53,448
 Accrued expenses and other payables                                                 441,369                 322,547
 Receipts in advance and customers' deposits                                         241,753                 383,751
 Interest-bearing borrowings                                    23                         -                 686,299
 Taxation                                                      31(a)                 131,055                   2,007
 Amounts due to fellow subsidiaries                             26                    20,606                  16,758
 Amount due to immediate holding company                        27                       300                     531
                                                                           --------------------    --------------------

                                                                                     883,603               1,465,341
                                                                           ====================    ====================


 Net current liabilities                                                            (636,977)               (820,433)
                                                                           ====================    ====================


 Total assets less current liabilities                                             1,797,248               1,758,762

 Non-current liabilities
 Deferred tax liabilities                                      31(b)                 112,600                 233,994
                                                                           --------------------    --------------------

 NET ASSETS                                                                        1,684,648               1,524,768
                                                                           ====================    ====================

 Capital and reserves
 Share capital                                                  30                 2,019,234               2,019,234
 Reserves                                                                           (334,586)               (494,466)
                                                                           --------------------    --------------------

                                                                                   1,684,648               1,524,768
                                                                           ====================    ====================

Approved and authorised for issue by the Board of Directors on March 11, 2004.



                                 Stephen T. H. Ng                              Samuel S. F. Wong
                        Chairman and Chief Executive Officer         Director and Chief Financial Officer

                                                 The notes on pages 37 to 64 form part of these accounts.




2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Company Balance Sheet
At December 31, 2003

                                                                                     2003                    2002
                                                           Note                   HK$'000                 HK$'000

 Non-current assets
 Investments in subsidiaries                                16                          8                       8
 Amounts due from subsidiaries                              19                  7,378,248               8,009,156
                                                                       --------------------    --------------------

                                                                                7,378,256               8,009,164
                                                                       --------------------    --------------------

 Current assets
 Prepayments and other receivables                                                    482                     482
 Cash at bank and in hand                                                           1,875                     486
                                                                       --------------------    --------------------

                                                                                    2,357                     968
                                                                       --------------------    --------------------

 Current liabilities
 Accrued expenses and other payables                                                2,934                   3,146
 Interest-bearing borrowings                                23                          -                 686,299
 Amounts due to subsidiaries                                25                     56,752                  47,364
 Amount due to a fellow subsidiary                          26                      4,923                   6,469
                                                                       --------------------    --------------------

                                                                                   64,609                 743,278
                                                                       ====================    ====================

 Net current liabilities                                                          (62,252)               (742,310)
                                                                       ====================    ====================

 NET ASSETS                                                                     7,316,004               7,266,854
                                                                       ====================    ====================

 Capital and reserves
 Share capital                                              30                  2,019,234               2,019,234
 Reserves                                                                       5,296,770               5,247,620
                                                                       --------------------    --------------------

                                                                                7,316,004               7,266,854
                                                                       ====================    ====================


Approved and authorised for issue by the Board of Directors on March 11, 2004.



                                 Stephen T. H. Ng                              Samuel S. F. Wong
                        Chairman and Chief Executive Officer         Director and Chief Financial Officer

The notes on pages 37 to 64 form part of these accounts.



                                                                      i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Statements of Changes in Equity
For the year ended December 31, 2003

                                                                                Reserves
                                                            ---------------------------------------------------
                                                                                 Investment
                                                 Share            Share          revaluation         Revenue
                                                 capital          premium          reserve           reserve            Total
                                  Note           HK$'000          HK$'000          HK$'000           HK$'000           HK$'000
Group

Balance at January 1, 2002*
  As previously reported                       2,014,000        4,826,326          (14,500)       (5,382,451)        1,443,375
  Prior year adjustment arising
    from a change in accounting
    policy for income taxes        12                  -                -                -            13,000            13,000
                                           ---------------- ---------------  ----------------  ----------------  ---------------

  As restated                                  2,014,000        4,826,326          (14,500)       (5,369,451)        1,456,375

Profit for the year                                    -                -                -           117,259           117,259
Dividend approved in respect of
  the previous year                                    -                -                -           (50,350)          (50,350)
Dividend declared in respect of
  the current year                                     -                -                -           (30,289)          (30,289)
Deficit on revaluation of
  investments and net loss not
  recognised in the profit and
  loss account                                         -                -          (58,156)                -           (58,156)
Transfer to the profit and loss
  account on impairment of
  investments                                          -                -           72,870                 -            72,870
Transfer to the profit and loss
  account on disposal of debt
  securities                                           -                -             (214)                -              (214)
Shares issued under share
  option scheme                                    5,234           12,039                -                 -            17,273
                                           ---------------- ---------------  ----------------  ----------------  ---------------

Balance at December 31, 2002*                  2,019,234        4,838,365                -        (5,332,831)        1,524,768

Profit for the year                                    -                -                -           220,458           220,458
Dividend approved in respect of
  the previous year                                    -                -                -           (30,289)          (30,289)
Dividend declared in respect of
  the current year                                     -                -                -           (30,289)          (30,289)
                                           ---------------- ---------------  ----------------  ----------------  ---------------

Balance at December 31, 2003*                  2,019,234        4,838,365                -        (5,172,951)        1,684,648
                                           ================ ===============  ================  ================  ===============


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

For the year ended December 31, 2003

                                                                                Reserves
                                                            ---------------------------------------------------
                                                                                  Investment
                                                  Share            Share         revaluation         Revenue
                                                 capital          premium          reserve           reserve         Total
                                                 HK$'000          HK$'000          HK$'000           HK$'000        HK$'000
Company



Balance at January 1, 2002                     2,014,000        4,826,326                -           489,438       7,329,764

Profit for the year                                    -                -                -               456             456
Dividend approved in respect of the
  previous year                                        -                -                -           (50,350)        (50,350)
Dividend declared in respect of the
  current year                                         -                -                -           (30,289)        (30,289)
Shares issued under the share option
  scheme                                           5,234           12,039                -                 -          17,273
                                           ---------------- ---------------  ----------------  --------------- ----------------

Balance at December 31, 2002                   2,019,234        4,838,365                -           409,255       7,266,854

Profit for the year                                    -                -                -           109,728         109,728
Dividend approved in respect of the
  previous year                                        -                -                -           (30,289)        (30,289)
Dividend declared in respect of the
  current year                                         -                -                -           (30,289)        (30,289)
                                           ---------------- ---------------  ----------------  --------------- ----------------

Balance at December 31, 2003                   2,019,234        4,838,365                -           458,405       7,316,004
                                           ================ ===============  ================  =============== ================


At December 31, 2003, reserves of the Company available for distribution to shareholders amounted to HK$458,405,000 (December 31, 2002: HK$409,255,000).

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

* Included in the Group's revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.





The notes on pages 37 to 64 form part of these accounts.




                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Consolidated Cash Flow Statement
For the year ended December 31, 2003

                                                                                                  2003                    2002
                                                                                               HK$'000                 HK$'000

 Operating activities
 Profit before taxation                                                                        233,600                 117,259

 Adjustments for:
 Finance costs                                                                                  15,610                  62,463
 Interest income                                                                                (8,485)                (26,355)
 Depreciation                                                                                  538,599                 504,258
 Amortisation of programming library                                                            95,152                 152,861
 Impairment loss on investments                                                                      -                  72,870
 Gain on disposal of listed investments                                                            (99)                   (469)
 Impairment loss on property, plant and equipment                                                5,734                   1,671
 Loss on disposal of property, plant and equipment                                               7,593                     198
                                                                                    --------------------    --------------------

 Operating profit before changes in working capital                                            887,704                 884,756

 Decrease in inventories                                                                         5,772                  16,020
 (Increase) / decrease in accounts receivable from trade debtors                               (22,574)                  8,543
 (Increase) / decrease in deposits, prepayments and other receivables                          (54,780)                 10,989
 Decrease / (increase) in amounts due from fellow subsidiaries                                   4,744                    (440)
 (Decrease) / increase in amounts due to trade creditors                                        (2,721)                 17,541
 Increase / (decrease) in accrued expenses and other payables                                   54,489                 (23,603)
 Decrease in receipts in advance and customers' deposits                                      (140,821)                 (6,529)
 Increase in amounts due to fellow subsidiaries                                                  3,848                   3,927
 (Decrease) / increase in amount due to immediate holding company                                 (232)                     31
                                                                                    --------------------    --------------------

 Cash generated from operations                                                                735,429                 911,235

 Interest received                                                                              10,704                  25,448
 Interest paid                                                                                 (15,690)                (62,382)
 Hong Kong taxation paid                                                                       (10,890)                (10,904)
                                                                                    --------------------    --------------------

 Net cash from operating activities                                                            719,553                 863,397
                                                                                    --------------------    --------------------

 Investing activities
 Purchase of property, plant and equipment                                                    (362,788)               (608,689)
 Additions to programming library                                                              (90,729)               (107,652)
 Proceeds from sales of property, plant and equipment                                            7,982                   4,333
 Redemption / (placement) of deposits with financial institutions                              468,000                (156,000)
 Purchase of investments                                                                             -                 (46,861)
 Proceeds from disposal of investments                                                          27,078                  31,182
                                                                                    --------------------    --------------------

 Net cash generated from / (used in) investing activities                                       49,543                (883,687)
                                                                                    --------------------    --------------------

 Financing activities
 (Repayment of) / proceeds from bank loans                                                    (386,299)                386,299
 Proceeds from shares issued under share option scheme                                               -                  17,273
 Dividends paid                                                                                (60,578)                (80,639)
 Redemption of convertible bonds                                                              (300,000)             (1,500,000)
                                                                                    --------------------    --------------------

 Net cash used in financing activities                                                        (746,877)             (1,177,067)
                                                                                    ====================    =====================

 Net increase / (decrease) in cash and cash equivalents                                         22,219              (1,197,357)

 Cash and cash equivalents at January 1                                                          6,696               1,204,053
                                                                                    --------------------    --------------------

 Cash and cash equivalents at December 31                                                       28,915                   6,696
                                                                                    ====================    ====================


The notes on pages 37 to 64 form part of these accounts.




2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED


Notes to the Accounts


Note 1  Significant accounting policies

(a)  Statement of compliance

     These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b)  Basis of preparation of the accounts

     The measurement basis used in the preparation of the accounts is historical cost except for certain investments in securities which are recorded at fair value as explained in the accounting policies set out below.

(c)  Subsidiaries and controlled enterprises

     A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern their financial and operating policies, so as to obtain benefits from their activities.

     An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the same way as other investments in securities as set out in Note 1(q) below.

     All material intra-Group transactions and balances are eliminated on consolidation.

     In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see Note 1(r) below), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the same way as other investments in securities as set out in Note 1(q) below.

(d)  Goodwill

     Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

     For acquisitions before January 1, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses recognised in the profit and loss account (see Note 1(r) below).

     For acquisitions on or after January 1, 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see Note 1(r) below).



                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

(d)  Goodwill (continued)

     On disposal of a controlled subsidiary during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

(e)  Property, plant and equipment and depreciation

     Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and any accumulated impairment losses (see
     Note 1(r) below). Cost includes materials, labour and an appropriate proportion of overhead and borrowing costs directly attributable to acquisition, construction or production of such property, plant and equipment that necessarily take a substantial period of time to get ready for their intended use. Estimated cost of dismantling and removing the property, plant and equipment and restoring the site, to the extent that it is recognised as a provision under SSAP 28 "Provisions, contingent liabilities and contingent assets" issued by the HKSA, is also included.

     Depreciation is provided on a straight-line basis on the cost of the equipment required to support a fully operating network and cable television system at rates determined by the estimated useful lives of the assets ranging from five to 20 years, adjusted by the appropriate pre-maturity fraction during the pre-maturity period, which began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996, when the predetermined subscriber level was attained. Depreciation is provided on a straight-line basis on the cost of other assets at rates determined by the estimated useful lives of the assets ranging from two to 40 years.

     The principal annual depreciation rates used are as follows:

     Network, decoders, cable modems and
       television production systems                                                   5% to 50%
     Furniture, fixtures, other equipment and motor vehicles                       10% to 33.33%
     Leasehold land                                                      Shorter of 40 years and
                                                                   unexpired term of land leases
     Buildings                                                                              2.5%
     Leasehold improvements                                                                8.33%

(f)  Programming library

     Programming library consists of presentation rights for commissioned programmes and acquired programmes for showing on the Group's television channels, and commissioned programmes for licensing purposes.

     Presentation rights are stated in the balance sheet at cost less accumulated amortisation and any impairment losses (see Note 1(r) below). Amortisation is charged to the profit and loss account on an accelerated basis over the licence period or over the estimated number of future showings. Subsequent expenditure on programmes after initial acquisition is recognised as an expense when incurred. Costs of in-house programmes are written off in the period in which they are incurred.


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

(f)  Programming library (continued)

     Commissioned programmes for licensing purposes comprise direct production costs and production overheads, and are stated at the lower of amortised cost or net realisable value. Costs are amortised on an individual programme basis in the ratio of the current year's gross revenues to management's forecast of the total ultimate gross revenues from all sources.

(g)  Inventories

     Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined by the Group based on the expected replacement cost of the inventories net of provisions for obsolescence.

(h)  Cash and cash equivalents

     Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(i)  Revenue recognition

     Revenue is recognised in the profit and loss account provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if any, can be measured reliably as follows:

     (i) Income from the provision of subscription television and Internet services is recognised at the time when the services are provided.

     (ii) Installation fees are recognised upon completion of the related installation work to the extent of direct selling costs.

     (iii) Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognised in accordance with the accounting policies set out in
             Note 1(i)(i) and (ii) above. Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognised evenly over the term of the service period.

     (iv) Advertising income net of agency deductions is recognised on telecast of the advertisement. When an advertising contract covers a specified period, the related income is recognised evenly over the contract period.

     (v) Programme licensing income is recognised on a straight-line basis over the licence period or in full upon delivery of the programmes concerned in accordance with the terms of the licence contracts, and is stated net of withholding tax.


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

(i)  Revenue recognition (continued)

     (vi) When the outcome of construction contracts relating to the Group's satellite television services business can be estimated reliably, revenue from a fixed price contract is recognised using the percentage of completion method, measured with reference to the percentage of contract costs incurred to date relative to the estimated total contract costs. When the outcome of such construction contracts cannot be estimated reliably, revenue is recognised only to the extent that recovery of contract costs is probable.

     (vii) Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

     (viii) Interest income is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(j)  Borrowing costs

     Borrowing costs are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use.

(k)  Income tax

     (i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities.

     (ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

     (iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

             Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.




2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

(k)  Income tax (continued)

             The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

             The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

             The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

             Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

             - in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

             - in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

             -    the same taxable entity; or

             - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.



                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

(l)  Operating leases

     Rentals payable and rentals receivable in respect of assets held or provided under operating leases are recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received or granted are recognised in the profit and loss account as an integral part of the aggregate net lease rentals payable or receivable.

(m)  Foreign currency translation

     The functional currency of the Group's operations is the Hong Kong dollar.

     Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

     The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

     On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit and loss on disposal.

(n)  Allowance for doubtful accounts

     An allowance for doubtful accounts is provided upon the evaluation of the recoverability of the receivables at the balance sheet date.

(o)  Construction contracts

     The accounting policy for contract revenue is set out in Note 1(i)(vi) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognised as an expense with reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed the total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

     Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings. Amounts received before the related work is performed are included under current liabilities, and amounts billed but not yet paid by the customer for work performed on a contract are included under current assets.

(p)  Related party transactions

     For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

(q)  Other investments in securities

     (i) Non-trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account.

             Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

     (ii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(r)  Impairment of assets

     Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or any impairment loss previously recognised no longer exists or may have decreased:

             -    property, plant and equipment;
             - investments in subsidiaries (except for those accounted for as other investments in securities as mentioned in Note 1(c) above);
             -    programming library; and
             -    goodwill.

     If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

     (i)     Calculation of recoverable amount

             The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

     (ii)    Reversals of impairment losses

             In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

             A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

(s)  Segment reporting

     A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

     Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

     Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

     Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings and corporate and financing expenses.

(t)  Provisions and contingent liabilities

     Provisions are recognised for liabilities of uncertain timing or amount when the Company or the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

     Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u)  Employee benefits

     (i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

     (ii) Contributions to defined contribution plans, including contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred, except to the extent that they are included in the cost of property, plant and equipment not yet recognised as an expense.

     (iii) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

Note 2   Turnover

     The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in Note 32 to the accounts.

     Turnover comprises principally subscription and installation fees for cable television and Internet services and also includes equipment rental, advertising income net of agency deductions, marketing contributions, channel service fees, television relay service income, programme licensing income, fibre network and satellite television systems maintenance income, project management service fees, sales of satellite television systems, television magazine sales, late payment charges to subscribers and similar income.


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Note 3   Segment information

     Business segments

                                                        Pay television         Internet and multimedia           Consolidated
                                                --------------------------- --------------------------- ---------------------------
                                                       2003          2002          2003          2002          2003          2002
                                                    HK$'000       HK$'000       HK$'000       HK$'000       HK$'000       HK$'000
                                                                                                                         (restated)
     Revenue

     External revenue                             1,734,208     1,710,767       408,605       450,021     2,142,813     2,160,788
                                                ============  ============= ============= ============= ============= =============

     Result

     Segment result                                 444,138       331,757       (84,775)        8,668       359,363       340,425
                                                ============  ============= ============= =============

     Unallocated corporate expenses                                                                        (108,753)     (113,990)
                                                                                                        ------------- -------------

     Profit from operations                                                                                 250,610       226,435
     Interest income                                                                                          8,485        26,355
     Non-operating expenses                                                                                  (9,885)         (198)
     Impairment loss on investments                                                                               -       (72,870)
     Finance costs                                                                                          (15,610)      (62,463)
     Income tax                                                                                             (13,142)            -
                                                                                                        ------------- --------------

     Profit attributable to shareholders                                                                    220,458       117,259
                                                                                                        ============= ==============

     Assets
     Segment assets                               1,616,550     1,619,901       881,402       948,179     2,497,952     2,568,080
     Unallocated corporate assets                                                                           182,899       656,023
                                                                                                        ------------- --------------

     Consolidated total assets                                                                            2,680,851     3,224,103
                                                                                                        ============= ==============

     Liabilities
     Segment liabilities                            539,354       485,752       181,550       265,331       720,904       751,083
     Unallocated corporate liabilities                                                                      275,299       948,252
                                                                                                        ------------- --------------

     Consolidated total liabilities                                                                         996,203     1,699,335
                                                                                                        ============= ==============
     Other information
     Capital expenditure
      - property, plant and equipment               251,533       352,115       173,992       200,825
      - programming library                          81,934        91,092
     Depreciation                                   289,362       296,826       243,597       201,758
     Amortisation                                    94,485       152,728


                                                                                  i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report


                                                                 45

     Geographical segments

     No geographical segment information is shown, as during the periods presented, less than 10% of the Group's segment revenue, segment result and segment assets are derived from activities conducted outside Hong Kong.

Note 4   Profit before taxation

     Profit before taxation is stated after charging/(crediting):

                                                                                                2003                     2002
                                                                                             HK$'000                  HK$'000
     Interest income
     Interest income from listed investments                                                    (205)                 (1,402)
     Interest income from deposits with banks and
       other financial institutions                                                           (8,280)                (24,259)
     Other interest income                                                                         -                    (694)
                                                                                      --------------------    ---------------------

                                                                                              (8,485)                (26,355)
                                                                                      ====================    =====================

     Finance costs
     Interest expenses on bank loans and overdrafts repayable
       within five years                                                                       4,843                   1,861
     Interest expenses on convertible bonds repayable
       within five years                                                                      10,767                  60,602
                                                                                      --------------------    ---------------------

                                                                                              15,610                  62,463
                                                                                      ====================    =====================

     Other items
     Depreciation:
     - assets held for use in operating leases                                                71,346                  59,265
     - others                                                                                467,253                 444,993
     Amortisation of programming library*                                                     95,152                 152,861
     Cost of inventories                                                                      21,093                  12,671
     Rentals payable under operating leases in respect of land
       and buildings                                                                          42,603                  43,271
     Contribution to defined contribution plans                                               27,110                  35,405
     Impairment loss on investments                                                                -                  72,870
     Auditors' remuneration                                                                    1,981                   2,035
     Rentals receivable under operating leases in respect of:
     - subleased land and buildings                                                           (5,392)                 (5,773)
     - owned plant and machinery                                                             (55,491)                (27,865)
     Net realised gain on disposal of listed investments                                         (99)                   (469)
                                                                                      ====================    =====================

     * Amortisation of programming library is included within programming costs in the consolidated results of the Group.


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED


                                                                 46




Notes to the Accounts (continued)


Note 4   Profit before taxation (continued)

     Operating expenses are analysed by nature in compliance with SSAP 1, "Presentation of Financial Statements" as follows:

                                                                                                2003                    2002
                                                                                             HK$'000                 HK$'000

     Depreciation and amortisation
     (including amortisation of programming library)                                         633,751                 657,119
     Staff costs                                                                             647,313                 620,276
     Other operating expenses                                                                611,139                 656,958
                                                                                      --------------------    ---------------------

     Total operating costs                                                                 1,892,203               1,934,353
                                                                                      ====================    =====================

Note 5   Non-operating expenses

     These comprise:

                                                                                                2003                    2002
                                                                                             HK$'000                 HK$'000

     Net loss on disposal of property, plant and equipment                                     7,593                     198
     Net realised exchange loss on foreign currency deposits                                   2,292                       -
                                                                                      --------------------    ---------------------

                                                                                               9,885                     198
                                                                                      ====================    =====================

Note 6   Income tax in the consolidated profit and loss account

(a)  Taxation in the consolidated profit and loss account represents:

                                                                                                2003                    2002
                                                                                             HK$'000                 HK$'000

     Current tax - Provision for Hong Kong Profits Tax
     Tax for the year                                                                        139,933                  10,827
     Over provision in respect of prior year                                                       -                      (4)
                                                                                  --------------------    ---------------------

                                                                                             139,933                  10,823
                                                                                  --------------------    ---------------------

     Current tax - Overseas
     Tax for the year                                                                              5                       -
                                                                                  --------------------    ---------------------

     Deferred tax
     Reversal of temporary differences                                                      (138,683)                (10,823)
     Effect of increase in tax rate on deferred tax balances at January 1                     11,887                       -
                                                                                  --------------------    ---------------------

                                                                                            (126,796)                (10,823)
                                                                                  ====================    =====================

                                                                                              13,142                       -
                                                                                  ====================    =====================

     In March 2003, the Government of Hong Kong SAR announced an increase in the Profits Tax rate applicable to the Group's operations in Hong Kong from 16% to 17.5% starting from the 2003/04 year of assessment. This increase is taken into account in the preparation of the Group's 2003 accounts. Accordingly, the provision for Hong Kong Profits Tax for 2003 is calculated at
     17.5% (2002: 16%) of the estimated assessable profits for the year. Taxation for the overseas subsidiary is charged at the appropriate current rate of taxation ruling in the relevant country.



                                                                                 i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report


                                                                 47

Note 6   Income tax in the consolidated profit and loss account (continued)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

                                                                                                2003                    2002
                                                                                                   %                       %

     Statutory income tax rate                                                                  17.5                    16.0

     Tax effect of non-deductible expenses                                                       1.0                    12.2

     Tax effect of non-taxable revenue                                                          (3.7)                  (13.1)

     Utilisation of unrecognised tax losses of previous years                                  (14.3)                  (15.1)

     Effect on opening deferred tax balances resulting from increase in tax
        rate during the year                                                                     5.1                      -
                                                                                  --------------------    ---------------------

     Effective income tax rate                                                                   5.6                      -
                                                                                  ====================    =====================

Note 7   Directors' emoluments

     Details of directors' emoluments are as follows:

                                                                                               2003                    2002
                                                                                            HK$'000                 HK$'000

     Fees                                                                                       143                     142
     Basic salaries, housing and other allowances, and benefits in kind                       3,417                   2,210
     Retirement scheme contributions                                                            213                     121
     Discretionary bonuses and/or performance related bonuses                                 4,142                   5,163
     Compensation for loss of office                                                              -                       -
     Inducement for joining the Group                                                             -                       -
                                                                                  --------------------    ---------------------

                                                                                              7,915                   7,636
                                                                                  ====================    =====================

     Included in the Directors' emoluments were fees of HK$88,000 (2002: HK$100,000) payable to the independent non-executive
     Directors, at the rate of HK$20,000 (2002: HK$20,000) per Director per annum. No other emoluments or expenses reimbursements
     (2002: HK$29,000) were paid to independent non-executive Directors.

     Except Directors' fees of HK$143,000 (2002: HK$142,000), all of the Directors' emoluments disclosed above were paid directly by the Company's ultimate holding company, The Wharf (Holdings) Limited ("Wharf") (or its wholly owned subsidiaries) to the relevant Directors. Wharf recovered such costs from the Group by charging a management fee (see Note 36(v)).

     In addition to the above emoluments, certain Directors were granted share options under the Company's share option scheme and
     Wharf's share option scheme. The details of these benefits in kind are disclosed under the paragraph "Share Option Scheme of the Company" in Disclosure of Further Corporate Information.


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED


                                                                 48

     The emoluments of the Directors are within the following bands:

                                                                                               2003                    2002
                                                                                          Number of               Number of
     HK$                                                                                  directors               directors

     Nil - 1,000,000                                                                              7                       7
     1,500,001 - 2,000,000                                                                        1                       -
     5,500,001 - 6,000,000                                                                        1                       -
     6,500,001 - 7,000,000                                                                        -                       1
                                                                                 --------------------    ---------------------

                                                                                                  9                       8
                                                                                 ====================    =====================

Note 8   Individuals with highest emoluments

     Of the five individuals with the highest emoluments, one (2002: one) is a Director whose emoluments are disclosed in Note 7. The aggregate of the emoluments in respect of the other four (2002: four) individuals are as follows:

                                                             2003        2002
                                                          HK$'000     HK$'000

     Basic salaries, housing and other allowances,
       and benefits in kind                                 8,892       8,862
     Retirement scheme contributions                          534         694
     Discretionary bonuses and/or performance related
     bonuses                                                4,024       2,920
     Compensation for loss of office                            -           -
     Inducement for joining the Group                           -           -
                                                         ----------   ---------

                                                           13,450      12,476
                                                         ==========   =========

     The emoluments of the four (2002: four) individuals with the highest emoluments are within the following bands:

                                                             2003         2002
                                                        Number of    Number of
     HK$                                              individuals  individuals

     2,500,001 - 3,000,000                                      1            2
     3,000,001 - 3,500,000                                      2            1
     3,500,001 - 4,000,000                                      1            1
                                                         ----------   ---------

                                                                4            4
                                                         ==========   =========


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Note 9   Profit attributable to shareholders

     The consolidated profit attributable to shareholders includes a profit of HK$1,728,000 (2002: HK$456,000) which has been dealt with in the accounts of the Company.

                                                             2003        2002
                                                          HK$'000     HK$'000

     Amount of consolidated profit attributable to
       shareholders dealt with in the Company's
       accounts                                             1,728         456
     Interim dividend from subsidiaries attributable
       to the profits of prior years declared and
       received during the year                           108,000           -
                                                         ----------   ---------

     Company's profit for the year                        109,728         456
                                                         ==========   =========

Note 10   Dividends

(a)  Dividends attributable to the year

                                                                            2003                    2002
                                                                         HK$'000                 HK$'000
     Interim dividend declared and paid of 1.5 cents per
       share (2002: 1.5 cents per share)                                  30,289                  30,289
     Final dividend proposed after the balance sheet date
       of 4 cents per share (2002: 1.5 cents per share)                   80,769                  30,289
                                                              --------------------    ---------------------

                                                                         111,058                  60,578
                                                             ====================     =====================


     The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividend attributable to the previous financial year, approved and paid during the year

                                                                            2003                    2002
                                                                         HK$'000                 HK$'000
     Final dividend in respect of the previous financial
       year, approved and paid during the year, of 1.5
       cents per share (2002: 2.5 cents per share)                        30,289                  50,350
                                                             ====================    =====================


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Note 11   Basic and diluted earnings per share

(a)  Basic earnings per share

     The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$220,458,000 (2002: HK$117,259,000) and the weighted average number of ordinary shares outstanding during the year of 2,019,234,400 (2002: 2,016,284,165).

(b)  Diluted earnings per share

     The calculation of diluted earnings per share is based on the profit attributable to shareholders of HK$220,458,000 (2002: HK$117,259,000) and the weighted average number of ordinary shares of 2,019,234,400 (2002:
     2,026,931,374) after adjusting for the effects of all dilutive potential ordinary shares.

(c)  Reconciliations

                                                                            2003                     2002
                                                                       Number of                Number of
                                                                          shares                   shares
     Weighted average number of ordinary shares used in
       calculating basic earnings per share                        2,019,234,400            2,016,284,165
     Deemed issue of ordinary shares for no consideration
       under the Company's share option scheme                                 -               10,647,209
                                                             --------------------     ---------------------

     Weighted average number of ordinary shares used in
       calculating diluted earnings per share                      2,019,234,400            2,026,931,374
                                                             ====================     =====================

     The Company's convertible bonds were all redeemed at par in 2003. During 2002, the potential issue of ordinary shares in connection with the Company's convertible bonds would not give rise to a decrease in earnings per share. Accordingly, the convertible bonds had no dilutive effect on the calculation of diluted earnings per share for both 2002 and 2003.

Note 12   Change in accounting policy

     In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from January 1, 2003, in order to comply with SSAP 12 (revised) "Income taxes" issued by the HKSA, the Group has adopted a new policy for deferred tax as set out in Note 1(k).

     The new accounting policy has been adopted retrospectively with the debit balance of revenue reserve as at January 1, 2002 restated and reduced by HK$13 million. The comparative information has been adjusted for the amounts relating to prior periods as disclosed in the consolidated statement of changes in equity.


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Note 13   Property, plant and equipment

                                                                                      Group
                                    -----------------------------------------------------------------------------------------------
                                       Network,
                                      decoders,   Furniture,        Leasehold land and buildings
                                          cable    fixtures,                in Hong Kong
                                     modems and        other   ---------------------------------------
                                     television    equipment
                                     production    and motor          Long       Medium        Short      Leasehold
                                        systems     vehicles         lease        lease        lease   improvements         Total
                                        HK$'000      HK$'000       HK$'000      HK$'000      HK$'000        HK$'000       HK$'000

     Cost

     At January 1, 2003               4,926,874      473,575         3,306        2,673           70        278,648     5,685,146
     Additions                          382,526       43,658             -            -            -         11,242       437,426
     Disposals                         (204,626)      (3,033)            -            -            -         (8,681)     (216,340)
     Reclassification                   (11,205)           -             -            -            -              -       (11,205)
                                   --------------  ----------- ------------ ------------ ---------------  ------------  -----------

     At December 31, 2003             5,093,569      514,200         3,306        2,673           70        281,209      5,895,027
                                   --------------  ----------- ------------ ------------ ---------------  ------------  -----------

     Accumulated
     depreciation

     At January 1, 2003               2,842,491      381,117         1,065          147           70        158,067      3,382,957
     Charge for the year                482,488       30,557            76           67            -         25,411        538,599
     Impairment loss                      5,169          565             -            -            -              -          5,734
     Written back on disposals         (190,138)      (2,937)            -            -            -         (6,513)      (199,588)
     Reclassification                    (2,404)           -             -            -            -              -         (2,404)
                                   --------------  ----------- ------------ ------------ ---------------  ------------  -----------

     At December 31, 2003             3,137,606      409,302         1,141          214           70        176,965      3,725,298
                                   ==============  =========== ============ ============ =============== ============= ============

     Net book value

     At December 31, 2003             1,955,963      104,898         2,165        2,459            -        104,244      2,169,729
                                   ==============  =========== ============ ============ ===============  ============  ===========

     At December 31, 2002             2,084,383       92,458         2,241        2,526            -        120,581      2,302,189
                                   ==============  =========== ============ ============ ===============  ============  ===========

     As at December 31, 2003, the gross carrying amounts of property, plant and equipment of the Group held for use in operating leases were HK$331,896,000 (2002: HK$322,921,000) and the related accumulated depreciation was HK$151,377,000 (2002:
     HK$132,796,000).


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Note 14   Programming library

                                                                      Group
                                                                --------------
                                                                     HK$'000
     Cost

     At January 1, 2003                                              480,397
     Programming licences and rights acquired                         88,472
     Written off                                                    (136,357)
                                                                --------------

     At December 31, 2003                                            432,512
                                                                --------------

     Accumulated amortisation

     At January 1, 2003                                              331,546
     Charge for the year                                              95,152
     Written off                                                    (136,357)
                                                                --------------

     At December 31, 2003                                            290,341
                                                                ==============


     Net book value

     At December 31, 2003                                            142,171
                                                                ==============

     At December 31, 2002                                            148,851
                                                                ==============


Note 15   Non-current investments

                                                            Group
                                           -----------------------------------
                                                        2003            2002
                                                     HK$'000         HK$'000

     Unlisted equity securities                        9,725          20,957
                                           ==================  ===============


Note 16   Investments in subsidiaries

                                                           Company
                                           -----------------------------------
                                                        2003            2002
                                                     HK$'000         HK$'000

     Unlisted shares at cost                               8               8
                                           ==================  ===============

     Particulars of subsidiaries are set out in Note 32.


Note 17   Deposits with financial institutions

     The deposits placed with financial institutions, all matured in 2003, were credit-linked to investment grade debt securities issued by corporates, including a fellow subsidiary.


Note 18   Investments in debt securities

                                                          Group
                                           -----------------------------------
                                                       2003             2002
                                                    HK$'000          HK$'000

     Listed outside Hong Kong, at
       market value                                       -           15,746
                                           ==================  ===============




                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Note 19   Amounts due from subsidiaries

     Amounts due from subsidiaries are unsecured and interest free, except for an amount of HK$686,299,000 outstanding at December 31, 2002 which bore interest at rates ranging from 2.03% to 4% per annum, and have no fixed terms of repayment.


Note 20   Inventories

                                                             Group
                                           ------------------------------------
                                                        2003             2002
                                                     HK$'000          HK$'000

     Spare parts, consumables and
     equipment held for resale                        33,487           41,739
     Less: Provision for obsolescence                (15,976)         (17,262)
                                           ------------------    --------------

                                                      17,511           24,477
                                           ==================    ==============

     Included in spare parts, consumables and equipment held for resale are inventories of HK$17,511,000 (2002: HK$24,477,000) stated net of provision made in order to value these inventories at the lower of their cost and estimated net realisable value.


Note 21   Accounts receivable from trade debtors

     An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful accounts) is set out as follows:

                                                             Group
                                           ------------------------------------
                                                        2003             2002
                                                     HK$'000          HK$'000

     0 to 30 days                                     67,615           63,700
     31 to 60 days                                    19,526           12,951
     61 to 90 days                                    12,530            6,327
     Over 90 days                                     12,383            6,502
                                           ------------------    --------------

                                                     112,054           89,480
                                           ==================    ==============

     The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days.


Note 22   Amounts due from fellow subsidiaries

     Amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand.


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Note 23   Interest-bearing borrowings

                                                                 Group                           Company
                                                      ------------------------------  -------------------------------
                                                             2003             2002             2003            2002
                                                          HK$'000          HK$'000          HK$'000         HK$'000

     Convertible bonds                                          -          300,000                -         300,000
     Unsecured bank loans                                       -          386,299                -         386,299
                                                      --------------  --------------  --------------  ---------------

     Due within one year included under current
       liabilities                                              -          686,299                -         686,299
                                                      ==============  ==============  ==============  ===============

     At December 31, 2002, convertible bonds of principal value HK$300 million were held by the Wharf group and were convertible to shares at a price of HK$11.95 per share. The term of the bonds was four years from November 24, 1999, the date on which the Company's shares commenced trading on The Stock Exchange of Hong Kong Limited. Interest was payable at the rate of 4% per annum, semi-annually in arrears.

     The Company redeemed the convertible bonds at par upon their maturity on November 23, 2003.


Note 24   Amounts due to trade creditors

     An ageing analysis of amounts due to trade creditors is set out as follows:

                                                            Group
                                        --------------------------------------
                                                  2003                  2002
                                               HK$'000               HK$'000

      0 to 30 days                              17,493                13,746
      31 to 60 days                              7,952                15,304
      61 to 90 days                             14,125                16,560
      Over 90 days                               8,950                 7,838
                                        ----------------    ------------------

                                                48,520                53,448
                                        ================    ==================


Note 25   Amounts due to subsidiaries

     Amounts due to subsidiaries are unsecured, interest free, and have no fixed terms of repayment.


Note 26   Amounts due to fellow subsidiaries

     Amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand.


Note 27   Amount due to immediate holding company

     Amount due to immediate holding company is unsecured, interest free, and has no fixed terms of repayment.


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Note 28   Current assets and current liabilities

     Included under current assets and current liabilities are amounts which are expected to be recovered/settled after more than one year as follows:

                                                                            Group                           Company
                                                                -------------------------------  -------------------------------
                                                                         2003           2002            2003             2002
                                                                      HK$'000        HK$'000         HK$'000          HK$'000

     Inventories                                                        5,258         21,518               -                -
     Accounts receivable from trade debtors                                61              -               -                -
     Deposits, prepayments and other receivables                       12,982          6,418               -                -
     Amounts due from fellow subsidiaries                               2,292          7,510               -                -
     Accrued expenses and other payables                               (1,712)       (15,785)              -                -
     Receipts in advance and customers' deposits                      (82,444)       (94,797)              -                -
     Amounts due to fellow subsidiaries                                   (44)             -               -                -
                                                                ===============  ==============  ===============  ==============


Note 29   Equity compensation benefits

     Pursuant to the Company's share option scheme, the Board of Directors is authorised to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

     Details of the share option scheme are disclosed under the paragraph "Share Option Scheme of the Company" in Disclosure of Further Corporate Information.

(a)  Movements in share options

                                                     2003                2002
                                                   Number              Number

     At January 1                              58,543,600          66,843,000
     Issued                                             -             380,000
     Exercised                                          -          (5,234,400)
     Lapsed                                   (29,752,100)         (3,445,000)
                                            ----------------   ----------------

     At December 31                            28,791,500          58,543,600
                                            ================   ================

     Options vested at December 31             10,170,300          18,520,500
                                            ================   ================


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

(b)  Terms of unexpired and unexercised share options at balance sheet date

                                                                                               2003                     2002
     Date granted                          Exercise period     Exercise price                Number                   Number

     February 8, 2000                     April 1, 2001 to           HK$10.49            16,270,000               17,820,000
                                         December 31, 2009

     February 19, 2001                     July 1, 2002 to            HK$3.30                     -               27,243,800
                                         December 31, 2003

     February 19, 2001                     July 1, 2002 to
                                         December 31, 2005            HK$3.30            12,141,500               13,099,800

     October 9, 2002                    January 1, 2004 to
                                         December 31, 2005            HK$3.30               380,000                  380,000
                                                                                      --------------          -----------------

                                                                                         28,791,500               58,543,600
                                                                                      ===============        ==================




                                                                             i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

(c) No share options were granted during the year. Details of share options granted during 2002 at a consideration of HK$10 were:

     Date granted                            Exercise period          Exercise price                 2002
                                                                                                   Number

                                          January 1, 2004 to
     October 9, 2002                       December 31, 2005                 HK$3.30              380,000
                                                                                      ====================


(d) During the year, no share options were exercised. Details of share options exercised during 2002 were:

                                 Exercise        Market value per share            Proceeds           Number of
          Exercise period         price             at exercise date               received            shares

          July 2, 2002 to                           Range from HK$3.60
       September 13, 2002         HK$3.30                   to HK$4.75          HK$17,273,000         5,234,000


Note 30   Share capital

                                                                         2003                                 2002
                                                      No. of shares                        No. of shares
                                                               '000            HK$'000              '000            HK$'000
     Authorised
       Ordinary shares of HK$1 each                       8,000,000          8,000,000         8,000,000          8,000,000
                                                    =================  ================  =================  ================

     Issued and fully paid
       At January 1                                       2,019,234          2,019,234         2,014,000          2,014,000
       Shares issued under share option
       scheme                                                     -                 -              5,234              5,234
                                                    -----------------  ----------------  -----------------  ----------------

       At December 31                                     2,019,234          2,019,234         2,019,234          2,019,234
                                                    =================  ================  =================  ================

     During 2002, options were exercised to subscribe for 5,234,000 ordinary shares in the Company at a consideration of HK$17,273,000, of which HK$5,234,000 was credited to share capital and the balance of HK$12,039,000 was credited to the share premium account. No options were exercised during 2003.


                           i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Note 31   Income tax in the balance sheet

(a)  Current taxation in the balance sheet represents:

                                                                                                             Group
                                                                                            ----------------------------------------
                                                                                                        2003                  2002
                                                                                                     HK$'000               HK$'000
       Provision for Hong Kong Profits Tax for the year                                              139,933                10,827
       Overseas taxation                                                                                   5                     -
       Provisional Profits Tax paid                                                                   (8,883)               (8,820)
                                                                                            ------------------    ------------------

                                                                                                     131,055                 2,007
                                                                                            ==================    ==================

(b)  Deferred tax assets and liabilities recognised:

     The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

                                                                             Depreciation
                                                                            allowances in
                                                                                excess of
     Deferred tax arising from:                                                   related               Tax
                                                                             depreciation            losses             Total
                                                                                  HK$'000           HK$'000           HK$'000
     At January 1, 2002
      - as previously reported                                                    150,619                 -           150,619
      - prior period adjustments                                                  112,106          (125,106)          (13,000)
                                                                           ------------------  ---------------  ----------------
      - as restated                                                               262,725          (125,106)          137,619
     Charged / (credited) to consolidated profit and loss account
       (Note 6(a))                                                                  1,710           (12,533)          (10,823)
                                                                           ------------------  ---------------  ----------------

     At December 31, 2002                                                         264,435          (137,639)          126,796

     Credited to consolidated profit and loss account (Note 6(a))                 (13,199)         (113,597)         (126,796)
                                                                            -----------------  ---------------  ----------------

     At December 31, 2003                                                         251,236          (251,236)                -
                                                                            =================  ===============  ================


                                                                                            2003                  2002
                                                                                         HK$'000               HK$'000
                                                                                                            (restated)

     Net deferred tax asset recognised on the balance sheet                             (112,600)             (107,198)
     Net deferred tax liability recognised on the balance sheet                          112,600               233,994
                                                                                -----------------  --------------------

                                                                                               -               126,796
                                                                                =================  ====================


(c)  Deferred tax assets not recognised

     The Group has not recognised deferred tax assets in respect of the following:

                                                                                            2003                  2002
                                                                                         HK$'000               HK$'000
                                                                                                            (restated)

          Future benefit of tax losses                                                   954,093               902,275
          Provision for obsolete inventories                                                  35                    32
                                                                                -----------------    --------------------

                                                                                         954,128               902,307
                                                                                =================    ====================


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Note 32   Particulars of subsidiaries

     The subsidiaries of the Company at December 31, 2003 were as follows:

                                                                                                         Percentage of
                                         Place of                                  Particulars of     ordinary shares held
                                  incorporation /                             issued capital, all   -------------------------
    Name of company                     operation      Principal activities            fully paid    Directly    Indirectly
    -------------------------  ------------------    ----------------------  --------------------  ------------ -------------
    Apex Victory Limited           British Virgin      Programme licensing    500 ordinary shares           100            -
                                          Islands                                    of US$1 each

    Cable Network                       Hong Kong       Investment holding    100 ordinary shares           100            -
      Communications                                                                of HK$1 each
      Limited

                                                                                     2 non-voting             -            -
                                                                               deferred shares of
                                                                                        HK$1 each

    Hong Kong Cable                     Hong Kong     Advertising airtime,      2 ordinary shares             -          100
      Enterprises Limited                              programme licensing           of HK$1 each
                                                      and channel carriage
                                                                   service

    Hong Kong Cable                     Hong Kong           Pay television          1,000,000,000             -          100
      Television Limited                                          services     ordinary shares of
                                                                                        HK$1 each

    i-CABLE Cineplex Limited            Hong Kong                 Inactive    10,000,000 ordinary             -          100
                                                                              shares of HK$1 each

    i-CABLE China Limited          British Virgin                 Inactive    500 ordinary shares             -          100
                                          Islands                                    of US$1 each

    i-CABLE Network Limited             Hong Kong        Network operation    100 ordinary shares             -          100
                                                                  services           of HK$1 each

                                                                                     2 non-voting             -            -
                                                                               deferred shares of
                                                                                        HK$1 each

    i-CABLE Satellite                   Hong Kong             Non-domestic      2 ordinary shares             -          100
      Television Limited                               television services           of HK$1 each
                                                   and programme licensing

    i-CABLE WebServe Limited            Hong Kong             Internet and      2 ordinary shares             -          100
                                                       multimedia services           of HK$1 each

    i-CABLE Ventures Limited       British Virgin       Investment holding    500 ordinary shares           100            -
                                          Islands                                    of US$1 each

    Kreuger Assets Limited         British Virgin       Investment holding    500 ordinary shares             -          100
                                          Islands                                    of US$1 each


                                                                           i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report


                                                             59




Notes to the Accounts (continued)


Note 32   Particulars of subsidiaries (continued)

                                                                                                         Percentage of
                                         Place of                                  Particulars of     ordinary shares held
                                  incorporation /                             issued capital, all   -------------------------
    Name of company                     operation      Principal activities            fully paid    Directly    Indirectly
    -------------------------  ------------------    ----------------------  --------------------  ------------ -------------
    Maspon Company Limited              Hong Kong       Investment holding    100 ordinary shares             -          100
                                                                                     of HK$1 each

                                                                                     2 non-voting             -            -
                                                                               deferred shares of
                                                                                        HK$1 each

   Moscan Assets Limited           British Virgin        Investment holding    500 ordinary shares             -         100
                                          Islands                                     of US$1 each

   New Television and Film              Hong Kong                  Inactive      2 ordinary shares             -         100
     International Limited                                                           of HK$10 each

   Rediffusion Engineering              Hong Kong      Systems installation    100 ordinary shares             -         100
     Limited                                                  and operation           of HK$1 each

                                                                                      2 non-voting             -           -
                                                                                deferred shares of
                                                                                         HK$1 each

   Rediffusion (Hong Kong)              Hong Kong    Cable television relay    100 ordinary shares             -         100
     Limited                                                       services        of GBP0.50 each

                                                                                 40,000 non-voting             -           -
                                                                                deferred shares of
                                                                                      GBP0.50 each

   Rediffusion Satellite                Hong Kong      Satellite television         1,000 ordinary             -         100
     Services Limited                                               systems   shares of HK$10 each

   Riddlewood Company                   Hong Kong        Investment holding      2 ordinary shares             -         100
     Limited                                                                          of HK$1 each

   Wisdom Global Holdings          British Virgin        Investment holding    500 ordinary shares             -         100
     Limited                              Islands                                     of US$1 each

   [CHINESE CHARACTERS]              The People's        Technical services           HK$1,000,000             -         100
                                Republic of China

     Details of partnerships held indirectly through subsidiaries at December 31, 2003 were as follows:

                                                             Law under which
     Name of partnership                                        incorporated    Principal activities    Percentage of interest
     ---------------------------------------------- ------------------------  ---------------------- -------------------------
     The Cable Leasing Partnership                                 Hong Kong                 Leasing                      100

     The Network Leasing Partnership                               Hong Kong                 Leasing                      100




     *  Company not audited by KPMG.

2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Note 33   Operating leases

(a)  Significant leasing arrangements

     The Group leases a number of premises under operating leases for use as office premises, carparks, warehouses, district centres, retail shops, remote camera sites, multipoint microwave distribution system transmission sites and hub sites. The terms of the leases vary and may be renewable on a monthly basis or run for an initial period of three to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually adjusted every two to three years to reflect market rentals. None of the leases includes contingent rentals.

     Some of the leased properties have been sublet by the Group under operating leases. The terms of the subleases vary and may be renewable on a monthly basis or run for an initial period of three years, with an option to renew the lease after that date at which time all terms are renegotiated.

     The Group leases out cable modem equipment to subscribers under operating leases. Prior to June 2002, the terms of the leases varied and ran for an initial period of not more than twelve months with automatic renewal on a year-to-year basis at rates prevailing at the time of expiry, unless terminated by the lessees by giving 30 days' written notice prior to the lease expiry date. With effect from June 2002, the terms of the leases were revised to become renewable on a monthly basis. The Group also leases out decoders to cable television subscribers under operating leases starting from year 2002 with the leases renewable on a monthly basis. None of the leases includes contingent rentals.

(b)  Operating lease commitments

     At December 31, 2003, the total future minimum lease payments payable under non-cancellable operating leases are payable as follows:

                                                                  Group                           Company
                                                  -------------------------------  -------------------------------
                                                           2003             2002            2003             2002
                                                        HK$'000          HK$'000         HK$'000          HK$'000
     Within one year                                     31,982           35,366               -                -
     After one year but within five years                46,235           81,633               -                -
     After five years                                         -            2,753               -                -
                                                  ---------------  --------------  ---------------  --------------

                                                         78,217          119,752               -                -
                                                  ===============  ==============  ===============  ==============

(c)  Future operating lease income

     (i) The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2003 amounted to HK$6,037,000 (2002: HK$9,412,000).

     (ii) The total future minimum lease payments receivable in respect of cable modem equipment and decoders under non-cancellable operating leases are as follows:

                                                        Group                           Company
                                        -------------------------------  -------------------------------
                                                  2003            2002            2003             2002
                                               HK$'000         HK$'000         HK$'000          HK$'000
           Within one year                       6,735           1,829               -                -
                                        ===============  ==============  ===============  ==============




                                                                i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Note 34   Capital commitments

     Capital commitments outstanding as at December 31, 2003 not provided for in the accounts were as follows:

                                                              Group                           Company
                                                  -------------------------------  -------------------------------
                                                           2003             2002            2003             2002
                                                        HK$'000          HK$'000         HK$'000          HK$'000
     Authorised and contracted for
     -   Plant and equipment                             78,240           61,006               -                -
     -   Programming rights                              58,659               13               -                -
                                                  ---------------  --------------  ---------------  --------------

                                                        136,899           61,019               -                -
                                                  ===============  ==============  ===============  ==============

     Authorised but not contracted for
     -   Plant and equipment                            154,487           77,871               -                -
     -   Programming rights                              25,652           13,672               -                -
                                                  ---------------  --------------  ---------------  --------------

                                                        180,139           91,543               -                -
                                                  ===============  ==============  ===============  ==============


Note 35   Contingent liabilities

     As at December 31, 2003, there were contingent liabilities in respect of the following:

     (i) Nil amount of performance bond (2002: HK$10 million) given to the Telecommunications Authority of Hong Kong as required under the Group's fixed telecommunications network services licence.

     (ii) The Company has undertaken to provide financial support to certain of its subsidiaries in order to enable them to continue to operate as going concerns.

     (iii) Guarantees, indemnities and letters of awareness to banks totalling HK$185 million (2002: HK$19 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at December 31, 2003, HK$55 million (2002: HK$7 million) was utilised by the subsidiaries.

     (iv) The Group is currently in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations. The outcome of the discussion is uncertain. The management of the Group is of the view that there are ample grounds to support the deductibility of the interest expense and accordingly, no provision has been made in this respect. In addition, the immediate holding company has indemnified the Group against any liability for tax which may arise in consequence of an event occurring on or before November 1, 1999. It is estimated that the maximum tax exposure at December 31, 2003 amounted to HK$106 million (2002: HK$99 million), of which HK$64 million (2002:
             HK$64 million) will be indemnified by the immediate holding company.

     (v) During the year, the Group entered into a forward foreign exchange contract with a financial institution to hedge certain firmly committed, non-Hong Kong dollar commercial transactions in 2004. The Group had, as at December 31, 2003, an outstanding forward contract to buy foreign currency with a notional principal value of HK$5.8 million equivalent.




2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Note 36   Related party transactions

     The following represent material related party transactions between the Group and related parties during the year ended December 31, 2003:

                                                                    2003             2002
                                                                  HK$'000          HK$'000
     Interest expenses on convertible bonds held by the
       Wharf group (Note (i))                                      10,767           60,602
     Rentals payable and related management fees on land
       and buildings (Note (ii))                                   38,360           40,551
     Rentals receivable on land and buildings (Note (iii))         (4,455)          (4,446)
     Network repairs and maintenance services charge
       (Note (iv))                                                (21,344)         (20,556)
     Management fees (Note (v))                                    11,634           13,423
     Computer services (Note (vi))                                 14,158           12,236
     Leased line and Public Non-Exclusive
       Telecommunications Service ("PNETS") charges
       and international bandwidth access charges
       (Note (vii))                                                24,496           23,799
     Project management fees (Note (viii))                         (7,135)          (7,558)

     Notes:

     (i) This represents interest expenses on convertible bonds held by the Wharf group.

     (ii) These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres, retail shops and hub sites. As at December 31, 2003, related rental deposits amounted to HK$7,513,000 (2002: HK$8,711,000).

     (iii) This represents rental received from a fellow subsidiary in respect of the lease of office premises.

     (iv) This represents service charges to a fellow subsidiary in relation to the operation, repair and maintenance of ducts, cables and ancillary equipment.

     (v) This represents costs incurred by a fellow subsidiary on the Group's behalf which were recharged to the Group.

     (vi) This represents service charges paid to a fellow subsidiary for computer system maintenance and consulting services provided.

     (vii) This represents service fees paid to a fellow subsidiary in respect of the leasing of datalines, PNETS charges and international bandwidth access charges incurred.

     (viii) This represents fees received from a fellow subsidiary for the provision of project management services.

     Included in Note 13 were additions to property, plant and equipment totalling HK$920,000 (2002: HK$1,397,000) constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2003.

     During 2002, the Company has redeemed at face value a portion of the convertible bonds in the principal amount of HK$1,500 million. The early redemption was approved by independent shareholders at an extraordinary general meeting held on October 22, 2002. On November 23, 2003, the remaining portion of the convertible bonds of HK$300 million were redeemed at their principal amount upon maturity.

     The immediate holding company has issued deeds of indemnity in respect of certain litigation, taxation and costs arising in respect of the period prior to the Reorganisation. The Group is not charged for these indemnities.


                           i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Note 37   Post balance sheet event

     After the balance sheet date the Directors proposed a final dividend. Further details are disclosed in Note 10.


Note 38   Comparative figures

     Comparative figures have been adjusted as a result of the change in accounting policy for deferred taxation, details of which are set out in note 12.


Note 39   Ultimate holding company

     The directors consider the ultimate holding company at December 31, 2003 to be The Wharf (Holdings) Limited, which is incorporated in Hong Kong.


Note 40   Approval of accounts

     The accounts were approved and authorised for issue by the Directors on March 11, 2004.




2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Five-year Financial Summary
(Expressed in HK$'million)

                                                             1999           2000            2001           2002            2003
                                                           (restated)     (restated)      (restated)     (restated)
Results

Turnover                                                        1,346          1,649           1,931          2,161           2,143
Operating expenses (excluding network rental expense)          (1,590)        (1,656)         (1,751)        (1,935)         (1,892)
Network rental income                                             208              -               -              -               -
Network rental expense                                           (117)             -               -              -               -
                                                         -------------  --------------  -------------  --------------  -------------

Profit/(loss) from operations                                    (153)            (7)            180            226             251
Interest income                                                    11            101              58             26               8
Finance costs                                                     (90)           (72)            (72)           (62)            (16)
Non-operating income/(expenses)                                    (6)            (2)              1              -             (10)
Impairment loss on investments                                      -              -               -            (73)              -
                                                         -------------  --------------  -------------  --------------  -------------

Profit/(loss) before taxation                                    (238)            20             167            117             233
Income tax                                                          1              -               -              -             (13)
                                                         -------------  --------------  -------------  --------------  -------------

Profit/(loss) attributable to shareholders                       (237)            20             167            117             220
                                                         =============  ==============  =============  ==============  =============


Assets and Liabilities

Property, plant and equipment                                   2,033          2,072           2,257          2,302           2,170
Programming library                                               223            233             211            149             142
Deferred tax assets                                                68             82             102            107             113
Non-current financial assets                                       39             93              79             21              10
Long term deposits                                                  -              -             312              -               -
Current assets                                                  1,756          1,728           1,397            645             247
                                                         -------------  --------------  -------------  --------------  -------------

Total assets                                                    4,119          4,208           4,358          3,224           2,682
                                                         =============  ==============  =============  ==============  =============

Current liabilities                                               815            877             862          1,465             884
Non-current interest-bearing borrowings                         1,800          1,800           1,800              -               -
Deferred tax liabilities                                          221            228             240            234             113
                                                         -------------  --------------  -------------  --------------  -------------
Total liabilities                                               2,836          2,905           2,902          1,699             997

Share capital                                                   2,014          2,014           2,014          2,019           2,019
Reserves                                                         (731)          (711)           (558)          (494)           (334)
                                                         -------------  --------------  -------------  --------------  -------------

Total liabilities and equity                                    4,119          4,208           4,358          3,224           2,682
                                                         =============  ==============  =============  ==============  =============


Notes:

1. The results for the year ended December 31, 1999 have been prepared on a combined basis as if the Group structure, at the time when the Company's shares were listed on The Stock Exchange of Hong Kong Limited, had been in existence throughout the year concerned.

2. The results for each of the four years ended December 31, 1999, 2000, 2001 and 2002 and the assets and liabilities as at December 31, 1999, 2000, 2001 and 2002 have been restated to reflect the effect of the adoption of SSAP 12 (revised) "Income taxes" issued by the Hong Kong Society of Accountants as explained in Note 12 to the accounts.




                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Disclosure of Further Corporate Information

Set out below is information disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"):

(A) Biographical Details of Directors and Senior Managers

           (I) Directors

               Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 51)

               Mr. Ng became Chairman of the Company in August 2001. He has been a Director, President and Chief Executive Officer since 1999 and formerly was the Deputy Chairman of the Company. He is also the deputy chairman and managing director of The Wharf (Holdings) Limited ("Wharf"), deputy chairman of Wheelock and Company Limited ("Wheelock"), a director of Joyce Boutique Holdings Limited and chairman, president and chief executive officer of Wharf T&T Limited ("WTT"). He serves as a member of the Hong Kong - United States Business Council and the General Committee of the Hong Kong General Chamber of Commerce.

               Fa Kuang Hu, GBS, CBE, JP, Director (Age: 80)

               Mr. Hu has been a Director of the Company since 1999. He is also the chairman of Ryoden Development Limited and is a director of Hysan Development Company Limited.

               Quinn Y. K. Law, Director (Age: 51)

               Mr. Law has been a Director of the Company since April 2003. He is also a director of Wharf, Modern Terminals Limited and WTT.

               Victor C. W. Lo, GBS, JP, Director (Age: 53)
               Mr. Lo has been a Director of the Company since 2000. He is also the chairman and chief executive of publicly-listed Gold Peak Industries (Holdings) Limited. Furthermore, he is currently chairman of the Hong Kong Science and Technology Parks Corporation, council chairman of The Hong Kong Polytechnic University and chairman of Board of Governors, Hong Kong Design Centre. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Business Council, the Exchange Fund Advisory Committee and a council member of the Hong Kong Trade Development Council. He was awarded the Gold Bauhinia Star by the Government of the HKSAR in July 2001.

               Dennis T. L. Sun, BBS, JP, Director (Age: 53)
               Dr. Sun has been a Director of the Company since December 2001. He is the chairman and managing director of publicly-listed China Hong Kong Photo Products Holdings Limited. Furthermore, he is the chairman of the Board of Governors of the Hong Kong Arts Centre, deputy chairman of the Hong Kong Management Association and a council member of The City University of Hong Kong. He is also the vice patron of the Community Chest of Hong Kong from 1999 to 2004. He is the honorary chairman of the Hong Kong Photo Marketing Association, the life honorary advisor of the Photographic Society of Hong Kong and the founding member of the China Charity Foundation. He was awarded the Bronze Bauhinia Star in 1999 and appointed as a Justice of the Peace in 2002.


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Samuel S. F. Wong, Director and Chief Financial Officer (Age: 42)

Mr. Wong has been a Director of the Company since April 2003. He joined Hong Kong Cable Television Limited ("HKC") in 1993 and was appointed as the Chief Financial Officer of the Company and of HKC in February 2002. He is currently responsible for finance, corporate development, accounting, planning, treasury, MIS, investor relations, investment projects, and commercial dealings with acquired channels. Mr. Wong previously worked in Toronto, Canada with the investment and corporate banking group of the Bank of the Nova Scotia and as a chartered accountant with Price Waterhouse.

Gordon Y. S. Wu, KCMG, FICE, Director (Age: 68)

Sir Gordon Wu has been a Director of the Company since October 2001. He is the chairman as well as the founder of publicly-listed Hopewell Holdings Limited. He is active in civic and community services, and has received many awards and honours which include, inter alia, chairmanship of City University of Hong Kong since 2004, as well as membership of Chinese People's Political Consultative Conference, The People's Republic of China since 1983, and Great Pearl River Delta Business Council since 2004. He is also a stalwart supporter of his alma mater Princeton University, USA where he earned his Bachelor of Science in Engineering degree in 1958.

Note: Wheelock, Wharf, Diplock Holdings Limited, WF Investment Partners Limited and Wharf Communications Limited ("Wharf Communications") (of which Mr. S. T. H. Ng and/or Mr. Q. Y. K. Law is/are director(s)) have interests in the share capital of the Company discloseable to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO").

(II) Senior management

Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 51)

Samuel S. F. Wong, Director and Chief Financial Officer (Age: 42)

Vincent T. Y. Lam, Executive Director - Technology and Network Services, HKC (Age: 53)

Mr. Lam joined Wharf Communications in 1992 as Vice President - Planning, to lead its investment in Pay TV and telecommunications. In 1995, Mr. Lam was appointed chief operating officer of i-CABLE Network Limited responsible for the rollout and deployment of cable network infrastructure in Hong Kong. In 1999, Mr. Lam became Strategic Planning Director of HKC, responsible for legal, regulatory and long-term planning. He was appointed an executive director, Technology and Network Services of HKC in February 2002. Mr. Lam has over 20 years of experience in the telecommunications industry in the United States and Asia. Prior to joining Wharf Communications, Mr. Lam was general manager of business development in Asia for U.S. West International.

Eric Lo, Executive Director - Cable Subscription Services, HKC (Age: 53)

Mr. Lo joined HKC in 1993 as Marketing and Sales Director to create and manage HKC's marketing and sales operations. He was appointed Cable Operations Director in 1995 when he was put in charge of customer service and technical operations as well. He became an executive director, Cable Subscription Services of HKC in February 2002. Mr. Lo has an extensive background in consumer marketing. Prior to joining HKC, Mr. Lo was associated with American Express, Sears Roebuck and The Bank of Montreal.


                           i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Benjamin W. S. Tong, Executive Director - Multimedia Services, HKC (Age: 54)

Mr. Tong joined HKC in 1995 to manage the Marketing and Sales Department in the Cable Operations Division. He was appointed Cable Multimedia Services Director in August 1999 to lead the development of the Group's high-speed Internet access service. He became an executive director, Multimedia Services of HKC in February 2002. Mr. Tong has over 20 years of marketing and sales experience in Hong Kong, Mainland China and Taiwan. Prior to joining HKC, Mr. Tong was marketing and sales director in Taiwan for American Express.

Siuming Y. M. Tsui (alias: Siuming Tsui), Executive Director - Programming Services, HKC (Age: 50)

Mr. Tsui joined HKC in July 2001 as Chief Operating Officer of i-CABLE Satellite Television Limited, a subsidiary of the Company, to develop satellite television business and programme production in Mainland China. Mr. Tsui was appointed Executive Director, Programming Services of HKC in August 2002. Mr. Tsui was principally responsible for programme development, production and transmission of channels other than the Sports and News platform. Mr. Tsui has extensive managerial and production experience in the media industry. Prior to joining HKC, he was chief executive officer of Sun TV Cyberworks Holdings Limited, senior vice president of Asia Television Limited and chief executive officer of Emperor Movie Group Limited.

Garmen K. Y. Chan, Vice President - External Affairs (Age: 50)

Mr. Chan joined HKC in 1995 as external affairs director. He is responsible for formulating and implementing regulatory and external affairs strategies and action plans for the Group. Mr. Chan came from a diverse media background in Hong Kong, having held key positions in English newspapers and local television stations. Mr. Chan was a media consultant prior to joining HKC.

Ronald Y. C. Chiu, Vice President - News and Sports HKC (Age: 51)

Mr. Chiu joined HKC in 1991 as a member of the pre-licence consultant team. When HKC was awarded the licence in June 1993, Mr. Chiu was appointed Assistant News Controller and was instrumental in the launch of the first 24-hour Cantonese language News Channel in the world. Mr. Chiu was promoted to News Controller in 1994 and appointed as Vice President, News & Sports in 2002, a portfolio giving him also overall responsibility for the planning and production of HKC's sports programmes.

Prior to joining HKC, Mr. Chiu held various senior news positions in the television industry. His experience spans from reporting, editing, news anchoring, to planning and execution of news coverage as well as management of news operation.

Paul K. S. Lo, Vice President - Human Resources and Administration (Age: 48)

Mr. Lo joined HKC in 2000 as Vice President - Human Resources. He has over 20 years of experience in human resources management in a variety of industries, including electronics manufacturing and multinational trading conglomerates. Prior to joining HKC, Mr. Lo was general manager - group human resources & communications of Dah Chong Hong Ltd.


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Simon K. K. Yu, Vice President - Procurement (Age: 50)

Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed corporate controller-operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC and he became Vice President - Procurement of HKC in 2003.

Samuel C. C. Tsang, Chief Operating Officer - Hong Kong Cable Enterprises Limited (Age: 47)

Mr. Tsang joined Wharf Communications in 1992 as marketing consultant to bid for the cable television licence in Hong Kong. In 1995, he was appointed Enterprises Director to take charge of international programme licensing and advertising sales for the station. He became chief operating officer of Hong Kong Cable Enterprises Limited when it was set up in 2000 to take over advertising sales of HKC. Mr. Tsang has extensive experience in media and marketing, specialising in new business establishment in the Mainland China and Hong Kong.

(B) Directors' Interests in Shares

At December 31, 2003, Directors of the Company had the following beneficial interests, all being long positions, in the ordinary shares of the Company, of its parent company, namely, Wharf, and of a subsidiary of Wharf, namely, Harbour Centre Development Limited ("Harbour Centre"), and the percentages which the shares represented to the issued share capital of the Company, Wharf and Harbour Centre respectively:


------------------------- ------------------------------------------------ -------------------------
                            No. of Shares (Percentage of Issued Capital)       Nature of Interest
------------------------- ------------------------------------------------ -------------------------
The Company
------------------------- ------------------------------------------------ -------------------------
Mr. Stephen T. H. Ng      1,065,005 (0.0527%)                                Personal interest
------------------------- ------------------------------------------------ -------------------------
Mr. Samuel S. F. Wong     3,000 (0.0001%)                                    Personal interest
------------------------- ------------------------------------------------ -------------------------
Wharf
------------------------- ------------------------------------------------ -------------------------
Mr. Stephen T. H. Ng      650,057 (0.0266%)                                  Personal interest
------------------------- ------------------------------------------------ -------------------------
Harbour Centre
------------------------- ------------------------------------------------ -------------------------
Mr. F. K. Hu              50,000 (0.0159%)                                   Corporate interest
------------------------- ------------------------------------------------ -------------------------

Note: The 50,000 shares regarding `Corporate Interest' in which Mr. F. K. Hu was taken to be interested as stated above was the interest held by a corporation in general meetings of which Mr. Hu was either entitled to exercise (or was taken under Part XV of the SFO to be able to exercise) or control the exercise of one-third or more of the voting power.


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

Set out below are particulars of interest (all being personal interests) in options to subscribe for ordinary shares of the Company granted under the Share Option Scheme of the Company held by Directors of the Company during the financial year (no movements in such options recorded during the year except that all those options stated below with exercisable period ending on December 31, 2003 lapsed at the end of the financial year):

------------------------ ------------------- ----------------------- --------------------- ---------------- ---------------
                                             No. of ordinary                              Price per share  Consideration
                                             shares represented      Period during         to be paid on    paid for the
                                             by unexercised          which rights          the exercise     options
                         Date granted        options outstanding     exercisable           of options       granted
Name of Director         (Day/Month/Year)    during the year         (Day/Month/Year)      HK$              HK$
------------------------ ------------------- ----------------------- --------------------- ---------------- ---------------
Mr. Stephen T.H. Ng      (i) 08/02/2000      1,500,000               01/04/2001 to                   10.49  10
                                                                     31/12/2009
------------------------ ------------------- ----------------------- --------------------- ---------------- ---------------
                         (ii) 19/02/2001     150,000                 01/04/2003 to                    3.30  10
                                                                     31/12/2003
------------------------ ------------------- ----------------------- --------------------- ---------------- ---------------
                         (iii) 19/02/2001    700,000                 01/07/2002 to                    3.30  10
                                                                     31/12/2005
------------------------ ------------------- ----------------------- --------------------- ---------------- ---------------
Mr. Samuel S.F. Wong     (i) 08/02/2000      700,000                 01/04/2001 to                   10.49  10
                                                                     31/12/2009
------------------------ ------------------- ----------------------- --------------------- ---------------- ---------------
                         (ii) 19/02/2001     65,500                  01/04/2003 to                    3.30  10
                                                                     31/12/2003
------------------------ ------------------- ----------------------- --------------------- ---------------- ---------------
                         (iii) 19/02/2001    241,500                 01/07/2003 to                    3.30  10
                                                                     31/12/2005
------------------------ ------------------- ----------------------- --------------------- ---------------- ---------------

Except as disclosed above, as recorded in the register kept by the Company under section 352 of the SFO in respect of information required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the SFO or to the Model Code for Securities Transactions by Directors of Listed Companies:

(i) there were no interests, both long and short positions, held as at December 31, 2003 by any of the Directors or Chief Executive of the Company in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO); and

(ii) there existed during the financial year no rights to subscribe for any shares, underlying shares and debentures of the Company which were held by any of the Directors or Chief Executive of the Company or any of their spouses or children under 18 years of age nor had there been any exercises during the financial year of any such rights by any of them.


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

(C) Substantial Shareholders' Interests

Given below are the names of all parties, other than person(s) who is/are Director of the Company, who/ which were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital of the Company, the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at December 31, 2003 as recorded in the register kept by the Company under section 336 of the SFO and the percentages which the shares represented to the issued capital of the Company:

------- --------------------------------------- ---------------------------------------------------------
        Names                                   No. of Ordinary Shares (Percentage of Issued Capital)
------- --------------------------------------- ---------------------------------------------------------
(i)     Wharf Communications Limited                             1,355,261,583 (67.12%)
------- --------------------------------------- ---------------------------------------------------------
(ii)    The Wharf (Holdings) Limited                             1,356,031,238 (67.16%)
------- --------------------------------------- ---------------------------------------------------------
(iii)   Diplock Holdings Limited                                 1,463,654,999 (72.49%)
------- --------------------------------------- ---------------------------------------------------------
(iv)    WF Investment Partners Limited                           1,463,822,799 (72.49%)
------- --------------------------------------- ---------------------------------------------------------
(v)     Wheelock and Company Limited                             1,481,442,626 (73.37%)
------- --------------------------------------- ---------------------------------------------------------
(vi)    Bermuda Trust (Guernsey) Limited                         1,481,442,626 (73.37%)
------- --------------------------------------- ---------------------------------------------------------
(vii)   Marathon Asset Management Limited                          102,212,000 (5.06%)
------- --------------------------------------- ---------------------------------------------------------

Note: For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against parties (i) to (vi) above to the extent that the shareholding stated against party (i) above was entirely duplicated or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii),
(iii) in (iv), (iv) in (v) and (v) in (vi).

All the interests stated above represented long positions and as at December 31, 2003, there were no short positions recorded in the said register.

(D) Retirement Scheme and Mandatory Provident Fund

The principal retirement scheme operated by the Group is a defined contribution retirement scheme for its employees, established under a trust deed. Other fellow subsidiaries of the Group also participate in the scheme.

The scheme is funded by contributions from employees and employers. The employees and employers contribute respectively to the scheme sums which represent percentages of the employees' salaries as defined under the trust deed. Forfeited contributions may be utilised by the employers to reduce contributions.

The Group's principal retirement scheme is closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits.

Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund ("MPF") with terms as stipulated by the MPF Authority. The Group will also provide voluntary top-up benefits to employees receiving a monthly basic salary exceeding HK$20,000 which is the relevant income cap as stipulated by the MPF Ordinance.

The Group's retirement scheme costs before capitalisation and charged to the profit and loss account during the year ended December 31, 2003 amounted to HK$20,835,331 (2002: HK$33,050,383) which were incurred after utilisation of forfeitures to reduce the Group's contributions of HK$2,091,170 (2002:
HK$2,825,503).

Note: The total employers' cost in respect of the retirement scheme of the Group, including the cost related to the MPF which is not operated by the Group, charged to profit and loss account during the year ended December 31, 2003 amounted to HK$30,939,810 (2002: HK$40,716,728).


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

(E)  Share Option Scheme (the "Scheme") of the Company

         (I) Summary of the Scheme

                 (a) Purpose of the Scheme:

                     To recognise employees' effort and contributions to the Group's successful business achievements.

                 (b) Participants of the Scheme:

                     Any employee in the full time employment of the Group and any Executive Director of the Group approved by the Board of Directors.

                 (c) (i) Total number of ordinary shares of HK$1 each in the capital of the Company (the "Shares") available for issue under the Scheme as at December 31, 2003:
                     196,689,040

                     (ii) Percentage of the issued share capital that it represents as at December 31, 2003:
                     9.74%

                 (d) Maximum entitlement of each participant under the
                     Scheme as at December 31, 2003:

                 No option may be granted to any one employee which if exercised in full would result in the total number of Shares already issued and issuable to him under all the options previously granted to him and the said option exceeding 25% of the maximum aggregate number of Shares in the capital of the Company in respect of which options may at that time be granted under the Scheme.

                 (e) Period within which the Shares must be taken up under
                     an option:

                     Employees Share Option Plan ("ESOP")

                     For ESOP 1 : From April 1, 2001 to Dec 31, 2009.
                     For ESOP 2 : From July 1, 2002 to Dec 31, 2003.
                     For ESOP 3 : From July 1, 2002 to Dec 31, 2005.
                     For a grant in 2002 : From Jan 1, 2004 to Dec 31, 2005.

                 (f) Minimum period for which an option must be held
                     before it can be exercised:

                     For ESOP 1:

                     (i) The first 20% of the entitlement - on or after April 1, 2001;
                     (ii) The next 40% of the entitlement - on or after the date on which it is announced that the Company's audited consolidated revenue in the preceding financial year has exceeded HK$2,300 million; and
                     (iii) The remaining 40% entitlement - on or after the
                           date on which it is announced that the Company's audited consolidated revenue in the preceding financial year has exceeded HK$3,900 million.


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

For ESOP 2 (expired on December 31, 2003):

          (i) The first 50% of the entitlement - on or after July 1, 2002; and
         (ii) The remaining 50% of the entitlement - on or after April 1, 2003.

For ESOP 3:

          (i) The first 30% of the entitlement - on or after July 1, 2002;
         (ii) The next 30% of the entitlement - on or after July 1, 2003; and
        (iii) The remaining 40% of the entitlement - on or after July 1, 2004.

For a grant in 2002:

          (i) The first 50% of the entitlement - on or after January 1, 2004;
              and
         (ii) The remaining 50% of the entitlement - on or after January
              1, 2005.

(g)       (i) Price payable on application or acceptance of the option:

           HK$10

         (ii) The period within which payments or calls must or may be made or loans of such purposes must be repaid:

          28 days after the offer date of an option.

(h) Basis of determining the exercise price:

Pursuant to rule 17.03 (9) of the Listing Rules, the exercise price must be at least the higher of:

          (i) the closing price of the Shares as stated in the Hong Kong Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and

         (ii) the average closing price of the Shares as stated in the Hong Kong Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

(i) the remaining life of the Scheme:

             6 years


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

(II) Details of share options granted

     Details of share options granted to Directors of the Company are set out in section (B) above. Particulars, and movements during the financial year of the Company's outstanding share options which were granted to approximately 1,700 employees (two of whom are Directors of the Company), all of whom are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance and are participants with options not exceeding the respective individual limits, were as follows:



                                                                                         Period during
                         No. of ordinary     No. of ordinary        No. of ordinary      which rights
                         shares              shares                 shares               exercisable (or
                         represented by      represented by         represented by       exercisable in
        Date             unexercised         options                unexercised          different            Price per share
        granted          options             lapsed/exercise        options              phases)              to be paid on
        (Day/Month/      outstanding as      d during the           outstanding as       (Day/Month/Ye        exercise of
        Year)            at Jan 1, 03        financial year         at Dec 31, 03        ar)                  options HK$
-----------------------------------------------------------------------------------------------------------------------------
(i)                                                                                        01/04/2001 to
        08/02/2000            17,820,000         (1,550,000)              16,270,000          31/12/2009                10.49
(ii)                                                                                       01/07/2002 to
        19/02/2001            27,243,800        (27,243,800)                       -          31/12/2003                 3.30
(iii)                                                                                      01/07/2002 to
        19/02/2001            13,099,800           (958,300)              12,141,500          31/12/2005                 3.30
(iv)                                                                                       01/01/2004 to
        09/10/2002               380,000                   -                 380,000          31/12/2005                 3.30
-----------------------------------------------------------------------------------------------------------------------------
                              58,543,600        (29,752,100)              28,791,500

Share options per (ii) above lapsed on December 31, 2003. Except as disclosed above, no share option of the Company was issued, exercised, cancelled, lapsed or outstanding throughout the financial year.

(F) Major Customers and Suppliers

For the year ended December 31, 2003:

(I) the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases; and

(II) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover.


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

(G) Directors' Interests in Competing Business

Set out below is information disclosed pursuant to paragraph 8.10 of the Listing Rules of the Hong Kong Stock Exchange.

Two Directors of the Company, namely, Messrs. S. T. H. Ng and Q. Y. K. Law, being also directors of WTT, a wholly-owned subsidiary of Wharf, are considered as having an interest in WTT under paragraph 8.10 of the Listing Rules.

Part of the communications businesses carried by WTT constitutes a competing business of the Group.

WTT currently holds a FTNS licence to provide, inter alia, local and international telecommunications services. WTT is therefore a potential competitor of the Group for the provision of data services at the present and voice services in the future. However, the Group focuses on residential subscribers who are connected by its hybrid fibre coaxial network while WTT's focus has since the initial public offering of the Company's shares in November 1999 been mainly on the business market.

In order to protect the interests of the Group, prior to the date of listing of shares of the Company on the Hong Kong Stock Exchange, each of Wharf and Wharf Communications has covenanted with the Company, subject to certain conditions, not to, and to use its best endeavours to procure that none of the directly or indirectly held subsidiaries (including WTT) and associated companies of Wharf will, either alone or jointly with any other party, directly and indirectly carry on, or be engaged or concerned or interested in or assist, any business in Hong Kong which would compete directly or indirectly with the Pay TV and Internet access businesses of the Group from time to time.

The Group considers that its interests in the relevant sector of its communications businesses is adequately safeguarded and the Group is capable of carrying on its communications businesses independently of WTT.

For further safeguarding of the interests of the Group, the independent non-executive Directors and the Audit Committee of the Company would on a regular basis review the business and operational results of the Group to ensure, inter alia, that the Group's communications businesses are and continue to be run on the basis that they are independent of, and at arm's length from, that of the Wharf group.

(H) Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial year.

(I) Compliance with Code of Best Practice

The Company has complied throughout the financial year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange.



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


Disclosure of Connected Transactions


Set out below is information in relation to certain connected transactions (the "Connected Transactions") between the Company (the Company being a 67.12% owned subsidiary of The Wharf (Holdings) Limited ("Wharf")) and/or its subsidiaries (together, the "Group") with other members of the Wharf group (together, the "Wharf Group"), which were substantially disclosed in press announcements of the Company dated August 29, 2000, August 14, 2001 and January 2, 2002:


                                                                                                  Amount paid / received for the
                                                                                                    year ended December 31, 2003
                                     Description of Connected Transactions                                           HK$ million
--------------------------------------------------------------------------------------------------------------------------------
(I)      Property
1.       1. Headquarters leased from the Wharf Group                                                                        28.5
         Factory 3 on G/F, 4/F to 12/F (inclusive), portions of 1/F and
         2/F, units 1-7 on 40/F, storeroom 3 on the roof top, various car-parking and lorry-parking spaces and units 1, 2 and 4 on G/F of Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, New
         Territories ("Cable TV Tower").

2.       Licences granted to the Wharf Group to occupy premises
         (a) Northern portion of 12/F of Cable TV Tower.                                                                     1.2
         (b) 9/F and 12/F of Cable TV Tower.                                                                                 2.5

3.       Licences granted by the Wharf Group to occupy premises
         (a) Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre                                                   0.1
         Phase II, Nos. 1-33 Cheung Tat Road, Tsing Yi,
         New Territories.
         (b) Unit D, 6/F of Kowloon Godown, 1-3 Kai Hing Road,                                                               1.0
         Kowloon Bay, Kowloon.

4.       Car-parking spaces rented from the Wharf Group
         Car-parking spaces at Chai Wan Kok Street, Tsuen Wan, New                                                           2.4
         Territories.

(II)     Computer services
         1. Information technology services provided by the Wharf Group.                                                     8.4
         2. Billing services provided by the Wharf Group.                                                                    6.5

(III)    Network
         1. Maintenance and sharing of ducts, cables and ancillary
         equipment provided to the Wharf Group.                                                                             21.1
         2. Telecommunications services provided by the Wharf Group.                                                        24.5
         3. Project management services provided to the Wharf Group.                                                         7.1
         4. Multi-party arrangements for the construction, the sharing and maintenance of ducts for telecommunications cables and
         equipment in Hong Kong:
                   (a) Payment to the Wharf Group                                                                            1.2
                   (b) Payment from the Wharf Group                                                                          1.6

(IV)     Advertising services provided by the Wharf Group                                                                    1.5
(V)      Management services provided by the Wharf Group                                                                    11.6
(VI)     Video link service provided by the Wharf Group                                                                      2.3


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

(VII) Conditional waivers granted by the Hong Kong Stock Exchange

      As all of the Connected Transactions are and will continue to be conducted on an ongoing basis, it is considered that strict compliance with the relevant requirements (the "Requirements") relating to the Connected Transactions under Chapter 14 of the applicable Rules
      (i.e. the relevant Rules which were in force during the financial year ended December 31, 2003) (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") would be impractical. On application by the Company, the Stock Exchange granted to the Company conditional waivers from strict compliance with the Requirements in respect of the Connected Transactions.

(VIII) Confirmation from the Directors

       The Directors, including the independent non-executive Directors, of the Company have reviewed the Connected Transactions and confirmed that:-

       1. the Connected Transactions were:

      (a) entered into by the Group in the ordinary and usual course of its business;
      (b) conducted either (A) on normal commercial terms (which expression will be applied by reference to connected transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and
      (c) entered into either (A) in accordance with the terms of the agreements governing such Connected Transactions or (B) (where there are no such agreements) on terms no less favourable than those available to or from independent third parties;


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

      2. in respect of each of the Connected Transactions mentioned above in paragraphs numbered (I)1, (I)2(a), (I)3(a), (I)4, (II)1,
          (II)2, (III)1, (III)2, (III)3, (III)4(a), (III)4(b) and (V), the
          aggregate amount of Connected Transactions within each such category for the financial year ended December 31, 2003 of the Company did not exceed the relevant cap amount prescribed by the Hong Kong
          Stock Exchange (as set out in the relevant conditional waiver granted to the Company in January 2002), i.e. 3% of the Group's consolidated net tangible assets as disclosed in the Company's audited consolidated accounts for the year ended
          December 31, 2002;

      3. in respect of each of the Connected Transactions mentioned above in paragraphs numbered (I)2(b), (I)3(b) and (IV), the fees paid for the financial year ended December 31, 2003 in respect of each of such category did not exceed the relevant cap amount of HK$10 million prescribed by the Hong Kong Stock Exchange as set out in the relevant conditional waiver granted to the Company in October 2001; and

      4. in respect of the Connected Transaction mentioned above in paragraph numbered (VI), the amount paid for the financial year ended December 31, 2003 did not exceed the relevant cap amount (as prescribed by the Hong Kong Stock Exchange and as set out in the relevant conditional waiver granted to the Company in October 2000) of 1% of the Group's turnover for the immediately preceding year.

Note: Certain particulars of the related party transactions entered into by the Group during the year under review have been disclosed in Note 36 to the Accounts on page 63. Those related party transactions also constitute connected transactions (as defined in the Listing Rules) for the Company.


2003 Annual Report  i-CABLE COMMUNICATIONS LIMITED

Corporate Information


BOARD OF DIRECTORS

Mr. Stephen T. H. Ng (Chairman)
Mr. F. K. Hu, GBS, CBE, JP
Mr. Quinn Y. K. Law
Mr. Victor C. W. Lo, GBS, JP
Dr. Dennis T. L. Sun, BBS, JP
Mr. Samuel S. F. Wong
Sir Gordon Y. S. Wu, KCMG, FICE

GROUP EXECUTIVES

Mr. Stephen T. H. Ng
(Chairman & Chief Executive Officer)
Mr. Samuel S. F. Wong
(Director & Chief Financial Officer)
Mr. Vincent T. Y. Lam (Executive Director,
Technology and Network Services, HKC*)
Mr. Eric Lo (Executive Director,
Cable Subscription Services, HKC*)
Mr. Benjamin W. S. Tong (Executive Director,
Multimedia Services, HKC*)
Mr. Siuming Y. M. Tsui (Executive Director,
Programming Services, HKC*)
Mr. Garmen K. Y. Chan (Vice President,
External Affairs)
Mr. Ronald Y. C. Chiu (Vice President,
News and Sports, HKC*)
Mr. Paul K. S. Lo (Vice President,
Human Resources & Administration)
Mr. Simon K. K. Yu (Vice President, Procurement)
Mr. Samuel C. C. Tsang (Chief Operating Officer,
Hong Kong Cable Enterprises Limited)

* HKC - Hong Kong Cable Television Limited

SECRETARY
Mr. Wilson W. S. Chan, FCIS

AUDITORS
KPMG

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking
Corporation Limited

REGISTRARS
Tengis Limited
Ground Floor, Bank of East Asia Harbour View
Centre, 56 Gloucester Road, Wanchai, Hong Kong

ADR DEPOSITARY
The Bank of New York
101 Barclay Street
New York NY 10286
USA

REGISTERED OFFICE
16th Floor, Ocean Centre, Harbour City
Canton Road, Kowloon, Hong Kong
Telephone: (852) 2118 8118 Fax: (852) 2118 8018
PRINCIPAL BUSINESS ADDRESS
Cable TV Tower, 9 Hoi Shing Road
Tsuen Wan, Hong Kong

LISTING
The Company's shares are listed under the Code "1097" on The Stock Exchange of Hong Kong Limited and its American depositary shares, each representing 20 ordinary shares, are listed under the symbol "ICAB" on the Nasdaq Stock Market.

CORPORATE WEBSITE ADDRESS
www.i-cablecomm.com

INQUIRIES
info@i-cablecomm.com


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

A Chinese version of this annual report is available from the Company upon request.

[LOGO OMITTED] I-CABLE


i-CABLE COMMUNICATIONS LIMITED
Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong

www.i-cablecomm.com
Design: The Design Associates Ltd. www.tda.com.hk


                            i-CABLE COMMUNICATIONS LIMITED  2003 Annual Report

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                        i-CABLE Communications Limited


                                        By: /s/ Samuel Wong
                                            ---------------------------
                                            Name:  Samuel Wong
                                            Title: Chief Financial Officer


Date:  April 21, 2004